As filed with the Securities and Exchange Commission on January 25, 2013

Registration No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pharmagen, Inc.
(Exact name of registrant as specified in its charter)

Nevada	2834	27-077112
(State or other jurisdiction of incorporation or organization	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

9337 Fraser Avenue Silver Spring, MD 20910	(204) 898-8160
(Address, including zip code, of registrant’s principal executive offices)	(Telephone number, including area code)

Mackie Barch
Chief Executive Officer
Pharmagen, Inc.
9337 Fraser Avenue
Silver Spring, MD  20910
(204) 898-8160
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

COPIES TO:

Brian A. Lebrecht, Esq.
The Lebrecht Group, APLC
406 W. South Jordan Parkway
Suite 160
South Jordan, UT  84095
(801) 983-4948

Approximate date of commencement of proposed sale to the public:
From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered		Proposed maximum offering price per share		Proposed maximum aggregate offering price		Amount of registration fee

Common Stock	80,000,000	(1)	$0.0625	(2)	$5,000,000	(2)	$682.00
Total Registration Fee							$682.00

(1)
We are registering 80,000,000 shares of our common stock that we will sell to TCA Global Credit Master Fund, LP pursuant to a committed equity facility agreement entered into effective December 12, 2012, which together shall have an aggregate initial offering price not to exceed $7,500,000.  In the event the maximum aggregate offering price is reached, any remaining unsold shares shall be removed from registration.  The proposed maximum offering price per share will be determined, from time to time, by the registrant in connection with the issuance by the registrant of the securities registered hereunder.

(2)	The registration fee is calculated pursuant to Rule 457(c) of the Securities Act of 1933 based on the average of the high and low transaction prices on January 18, 2013.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the SEC is effective.  This Prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated January 25, 2013

Pharmagen, Inc.

PROSPECTUS

Up to 80,000,000 shares of common stock

We are hereby registering 80,000,000 shares, representing 17.3% of our outstanding common stock if all shares are sold, for sale by TCA Global Credit Master Fund, LP, a Cayman Islands limited partnership, pursuant to a Committed Equity Facility Agreement.  The agreement allows us to require TCA to purchase up to $7,500,000 of our common stock.

We are not selling any shares of common stock in the resale offering.  We, therefore, will not receive any proceeds from the sale of the shares by the selling shareholder.  We will, however, receive proceeds from the sale of securities to TCA pursuant to the Committed Equity Facility Agreement.

This offering will terminate on the earlier of (i) when all 80,000,000 shares are sold, (ii) when the maximum offering amount of $7,500,000 has been achieved, or (iii) on the date which is two years after the effective date hereof, unless we terminate it earlier.

Investing in the common stock involves risks.  Pharmagen, Inc., while not a development stage company, is a company with limited operations, limited income, and limited assets, and you should not invest unless you can afford to lose your entire investment.  See “Risk Factors” beginning on page 5.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.  Our common stock is governed under The Securities Enforcement and Penny Stock Reform Act of 1990, and as a result you may be limited in your ability to sell our stock.

Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and is listed on the OTC Bulletin Board under the symbol “PHRX.”  The closing price of our common stock as reported on the OTC Bulletin Board on January 18, 2013, was $0.066.

These shares may be sold by TCA from time to time in the over-the-counter market or other national securities exchange or automated interdealer quotation system on which our common stock is then listed or quoted, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices.

TCA, and any participating broker-dealers, may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, or the “Securities Act,” and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act.  TCA will purchase the shares of our common stock for ninety-five percent (95%) of the net aggregate sales proceeds received by TCA from the sale of the shares.  TCA received a one-time issuance of 3,030,302 shares of our common stock, restricted in accordance with Rule 144, as a commitment for the investment, subject to (a) the issuance of additional shares if TCA is not able to realize at least $100,000 upon sale of the shares, and (b) repurchase by us if TCA is not able to realize that value within twelve (12) months following their issuance.  TCA has informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.

The date of this Prospectus is __________________, 2013

PROSPECTUS SUMMARY

PHARMAGEN, INC.

With a multifaceted approach, Pharmagen, Inc. is meeting the demands of the health provider market through dynamic, independent wholesale, compounding/admix, and innovative IT solutions.  Nationally focused, we are a dynamic distributor of specialty drugs, compounding and admix pharmacy and producer of over-the-counter (“OTC”) branded multivitamins to the healthcare provider market.  The Food and Drug Administration continues to see an increasing number of shortages, especially those involving older sterile injectable drugs.  We currently function as a total solution provider to hospitals through sterile compounding/admix pharmacy and just-in-time source of supply of products that are hard-to-find due to drug manufacturers’ production shortages.  Leveraging our understanding of drug shortages, our long term goal is to become an FDA approved manufacturer of habitually short supply, sterile pharmaceuticals.  Through an industry changing, cGMP + ® process, utilizing single-use, modular systems, we intend to be the gold standard of sterile production in the United States.

In addition to pharmaceuticals, we manufacture and distribute over-the-counter (“OTC”) branded health supplements.  Our innovative approach to OTC is to create suites of products that are designed to work in conjunction with subscription medications to alleviate side effects or prevent drug interactions.  With an aging population, more Americans than ever are on prescription medication.  We are currently analyzing several OTC products that would allow us to become a powerful OTC player in the multi-billon dollar health supplement market.

All of our operations are conducted through our wholly-owned subsidiaries, Pharmagen Distribution, LLC, or PDS (formerly known as Health Distribution Specialists, LLC), and Pharmagen Laboratories, Inc. (formerly known as Bryce Rx Laboratories, Inc.).

Recent Name Change

Effective on January 15, 2013, we changed our name from Sunpeaks Ventures, Inc. to Pharmagen, Inc.  This change was to more accurately highlight the pharmaceutical aspect of our business.

Corporate Information

Pharmagen, Inc. was formed on June 25, 2009 in the State of Nevada as Sunpeaks Ventures, Inc.  From inception through February 13, 2012, we have had minimal operations and as such we were considered a “shell company” as that term is defined under Rule 405 of the Securities and Exchange Act of 1934.  It was our initial intention to be an independent crude oil and natural gas exploration company; however, due to the lack of revenues and adequate financing, we abandoned our business plan and began seeking potential acquisitions, joint ventures and/or strategic relationships.

On February 13, 2012, we entered into the Share Exchange Agreement with PDS and its members.  Pursuant to the agreement, we acquired one hundred percent (100%) of PDS in exchange for (i) two hundred million (200,000,000) newly-issued restricted shares of our common stock, and (ii) three million (3,000,000) newly-issued restricted shares of our Class A Preferred Stock.

Our corporate headquarters are located at 9337 Fraser Avenue, Silver Spring, Maryland 20910, and our telephone number is (204) 898-8160.  Our website is http://www.pharmagenrx.com/.  Information contained on our website is not incorporated into, and does not constitute any part of, this Prospectus.

The Offering

We are registering up to 80,000,000 shares of our common stock for resale by TCA Global Credit Master Fund, LP, a Cayman Islands limited partnership, pursuant to a Committed Equity Facility Agreement.  The agreement allows us to require TCA to purchase up to $7,500,000 of our common stock.

These shares may be sold by TCA from time to time in the over-the-counter market or other national securities exchange or automated interdealer quotation system on which our common stock is then listed or quoted, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices.

TCA will purchase the shares of our common stock for ninety-five percent (95%) of the net aggregate sales proceeds received by TCA from the sale of the shares.  TCA received a one-time issuance of 3,030,302 shares of our common stock, restricted in accordance with Rule 144, as a commitment for the investment, subject to (a) the issuance of additional shares if TCA is not able to realize at least $100,000 upon sale of the shares, and (b) repurchase by us if TCA is not able to realize that value within twelve (12) months following their issuance.  TCA has informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.

We will not be permitted to submit an advance notice to TCA, or draw down any funds from the financing arrangement, if the shares issued to TCA would cause them to beneficially own more than 9.9% of our outstanding common stock on the date of the issuance of the shares.  The 80,000,000 shares being registered represent a good faith estimate of the number of shares of common stock that will be issuable pursuant to the agreement.

TCA has agreed that neither it nor its affiliates will engage in any short selling of the common stock.

All of the common stock registered by this Prospectus will be sold by TCA at the prevailing market prices at the time they are sold.  We currently have 381,125,288 shares of common stock outstanding, and if all of the shares included in the registration statement of which this Prospectus is a part are issued, we will have 464,174,069 shares of common stock outstanding.

RISK FACTORS

Any investment in our common stock involves a high degree of risk.  You should consider carefully the following information, together with the other information contained in this Prospectus, before you decide to buy our common stock.  If one or more of the following events actually occurs, our business will suffer, and as a result our financial condition or results of operations will be adversely affected.  In this case, the market price, if any, of our common stock could decline, and you could lose all or part of your investment in our common stock.

We face risks in developing our products and services and eventually bringing them to market.  We also face risks that we will lose some, or all, of our market share in existing businesses to competition, or we risk that our business model becomes obsolete.  The following risks are material risks that we face.  If any of these risks occur, our business, our ability to achieve revenues, our operating results and our financial condition could be seriously harmed.

Risk Factors Related to the Business of the Company

Regulation of our distribution business could impose increased costs or delay the introduction of new products, which could negatively effect our profit margins or prevent us from introducing new products and impact our business.

 The healthcare industry is highly regulated.  As a result, we and our suppliers and distributors are subject to various local, state and federal laws and regulations, which include the operating and security standards of the Drug Enforcement Administration (DEA), the Food and Drug Administration (FDA), various state boards of pharmacy, state health departments, the United States Department of Health and Human Services (HHS), Centers for Medicare & Medicaid Services (CMS), and other comparable agencies.  The process and costs of maintaining compliance with such operating and security standards could impose increased costs, delay the introduction of new products and negatively impact our business.  For example, there have been increasing efforts by various levels of government agencies, including state boards of pharmacy and comparable government agencies, to regulate the pharmaceutical distribution system in order to prevent the introduction of counterfeit, adulterated and/or mislabeled drugs into the pharmaceutical distribution system.  Certain states have adopted or are considering laws and regulations that are intended to protect the integrity of the pharmaceutical distribution system, while other government agencies are currently evaluating their recommendations.  In addition, the U.S. Food and Drug Administration Amendments Act of 2007, which went into effect on October 1, 2007, requires the FDA to establish standards and identify and validate effective technologies for the purpose of securing the pharmaceutical supply chain against counterfeit drugs.  These standards may include any track-and-trace or authentication technologies, such as radio frequency identification devices and other similar technologies.  These tracking laws and regulations could increase the overall regulatory burden and costs associated with our pharmaceutical distribution business, and would have a material adverse impact on our operating expenses and our results of operations.

Our commercial success relating to the sale of Clotamin will depend on our ability to develop and commercialize Clotamin, or any other products developed or acquired by us, without infringing the intellectual property rights of third parties.

Our commercial success will depend, in part, on not infringing the patents or proprietary rights of third parties.  Third parties that believe we are infringing on their rights could bring actions against us claiming damages and seeking to enjoin clinical testing, distribution and marketing of the affected product or products.  If we become involved in any litigation, it could consume a substantial portion of our resources, regardless of the outcome of the litigation.  If any of these actions are successful, we could be required, in addition to any potential liability for damages, to obtain a license to continue to distribute or market the affected product.  Any such license may not be available on acceptable terms or at all.  Ultimately, we could be prevented from commercializing a product, or forced to cease some aspect of our business operations, as a result of patent infringement claims, which would harm our business.  We may enter into licensing agreements with third party intellectual property owners for use of their property in connection with our potential products in order to ensure that such third party’s rights are not infringed.

Although we are not aware that any of our intended potential products would materially infringe the rights of others, a claim of infringement may be asserted against us and any such assertion may result in costly litigation or may require us to obtain a license in order to distribute, use, or sell our products.  Third parties may assert infringement claims against us in the future with respect to current or future products.  Any such claims or litigation, with or without merit, could be costly and a diversion of management’s attention, which could have a material adverse effect on our business, operating results and financial condition.  Adverse determinations in such claims or litigation could harm our business, operating results and financial condition.

If competitors develop and market products that offer advantages as compared to our product, our commercial opportunities will be limited.

Other companies may have products in development that will compete directly with Clotamin.  If these competitors are able to develop products that are more effective, have fewer side effects, are less expensive or offer other advantages as compared to our product, our commercial opportunities will be limited.  Furthermore, if our competitors commercialize competing products before we do, then our ability to penetrate the market and sell our products may be impaired.  Our competitors also include fully integrated pharmaceutical companies and biotechnology companies, universities and public and private research institutions.  Many of the organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, greater experience in drug development and in obtaining regulatory approvals, and greater manufacturing and marketing capabilities than we do.

We may engage in new partnerships and other strategic transactions that could impact our liquidity, increase our expenses and present significant distractions to our management.

From time to time we consider strategic transactions, such as out-licensing or in-licensing of compounds or technologies, acquisitions of companies and asset purchases.  Additional potential transactions we may consider include a variety of different business arrangements, including strategic partnerships, joint ventures, spin-offs, restructurings, divestitures, business combinations and investments.  Any such transaction may require us to incur non-recurring or other charges, may increase our near- and long-term expenditures and may pose significant integration challenges, require additional expertise or disrupt our management or business, which could harm our operations and financial results.

As part of an effort to enter into significant transactions, we conduct business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in the transaction.  Despite our efforts, we ultimately may be unsuccessful in ascertaining or evaluating all such risks and, as a result, might not realize the intended advantages of the transaction.  If we fail to realize the expected benefits from any transaction we may consummate, whether as a result of unidentified risks, integration difficulties, regulatory setbacks or other events, our business, results of operations and financial condition could be adversely affected.

Collaborative relationships may lead to disputes and delays in drug development and commercialization.

We may in the future have conflicts with our prospective collaborators, such as conflicts concerning the interpretation of preclinical or clinical data, the achievement of milestones, or the ownership of intellectual property.  If any conflicts arise with prospective collaborators, such collaborators may act in a manner that is adverse to our interests.  Any such disagreement could result in one or more of the following, each of which could delay, or lead to termination of, development or commercialization of our partnered drug candidates, and in turn prevent us from generating revenues:

•	unwillingness on the part of a collaborator to pay us research funding, milestone payments or royalties that we believe are due to us under a collaboration;
•	uncertainty regarding ownership of intellectual property rights arising from our collaborative activities, which could prevent us from entering into additional collaborations;
•
unwillingness on the part of a collaborator to keep us informed regarding the progress of its development and commercialization activities or to permit public disclosure of the results of those activities;

•	slowing or cessation of a collaborator’s development or commercialization efforts with respect to our drug candidates; or
•	litigation or arbitration.

Disruptions in our supply chain or among other companies providing services to us could adversely affect our ability to fill purchase orders, which would have a negative impact on our financial performance.

The failure of a single source in the supply chain would cause only minor delays in our ability to fill purchase orders.  In the event of a supply gap, we would either procure product in the market, if available at a reasonable cost, or work with other sources to formulate the drug in question.  Such fixes to the supply gap would cause delay of shipment and increase costs, both of which would have negative impact on our profitability and our results of operations.

Competition from horizontal and vertical markets involved in pharmaceutical distribution business may erode our profit.

Our distribution arm faces competition, both in price and service, from national, regional, and local full-line, short-line, and specialty wholesalers, service merchandisers, self-warehousing chains, manufacturers engaged in direct distribution, and large payor organizations.  In addition, competition exists from various other service providers and from pharmaceutical and other healthcare manufacturers (as well as other potential customers) which may from time to time decide to develop, for their own internal needs, supply management capabilities that would otherwise be provided by us.  Price, quality of service and in some cases, convenience to the customer, are generally the principal competitive elements in this segment.

We could suffer reputational and financial damage in the event of product recalls.

In recent years, the U.S. healthcare industry has changed significantly in an effort to reduce costs.  These changes include increased use of managed care, cuts in Medicare and Medicaid reimbursement levels, consolidation of pharmaceutical and medical-surgical supply distributors, and the development of large, sophisticated purchasing groups.  Some of these changes, such as adverse changes in government funding of healthcare services, legislation or regulations governing the delivery or pricing of pharmaceuticals and healthcare services or mandated benefits, may cause healthcare industry participants to reduce the amount of our products and services they purchase or the price they are willing to pay for our products and services.  Changes in the healthcare industry’s or our pharmaceutical suppliers’ pricing, selling, inventory, distribution or supply policies or practices could also significantly reduce our revenues and net income.  Healthcare and public policy trends indicate that the number of generic drugs will increase over the next few years as a result of the expiration of certain drug patents.  While this is expected to be a positive development for us, changes in pricing of certain generic drugs could have a material adverse impact on our revenues and our results of operations.

We have a limited operating history and limited historical financial information upon which you may evaluate our performance.

You should consider, among other factors, our prospects for success in light of the risks and uncertainties encountered by companies that, like us, are in their early stages of operations.  We may not successfully address all of the risks and uncertainties or successfully implement our existing and new products and services.  If we fail to do so, it could materially harm our business and impair the value of our common stock, resulting in a loss to shareholders.  Even if we accomplish these objectives, we may not generate the positive cash flows or profits we anticipate.  Although we were incorporated in Nevada in 2009, the vast majority of the business that we conduct now was started or acquired in 2012.  Unanticipated problems, expenses and delays are frequently encountered in establishing a new business and developing new products and services.  These include, but are not limited to, inadequate funding, lack of consumer acceptance, competition, product development, the inability to employ or retain talent, inadequate sales and marketing, and regulatory concerns.  The failure by us to meet any of these conditions would have a materially adverse effect upon us and may force us to reduce, curtail, or discontinue operations.  No assurance can be given that we can or will ever be successful in our operations and operate profitably.

Our independent registered public accounting firm has expressed doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing.

Our financial statements as of December 31, 2011 and 2010 have been prepared under the assumption that we will continue as a going concern for the next twelve months.  Our independent registered public accounting firm has issued a report that included an explanatory paragraph referring to our need to obtain additional financing and expressing substantial doubt in our ability to continue as a going concern.  Our ability to continue as a going concern is dependent upon our ability to obtain additional equity financing or other capital, attain further operating efficiencies, reduce expenditures, and, ultimately, to generate revenue.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.  We are continually evaluating opportunities to raise additional funds through public or private equity financings, as well as evaluating prospective business partners, and will continue to do so.  However, if adequate funds are not available to us when we need it, and we are unable to enter into some form of strategic relationship that will give us access to additional cash resources, we will be required to even further curtail our operations which would, in turn, further raise substantial doubt about our ability to continue as a going concern.

If we are unable to meet our future capital needs, we may be required to reduce or curtail operations, or shut down completely.

To date we have relied on cash flow from operations and funding from a small group of investors to fund operations.  We have limited cash liquidity and capital resources.  Our cash on hand as of September 30, 2012 was approximately $44,000.  For the nine-months ended September 30, 2012, our total revenue was approximately $3 million, our operating loss was over $1.2 million, and our net loss was approximately $1.9 million.

Our future capital requirements will depend on many factors, including our ability to market our products successfully, cash flow from operations, locating and retaining talent, and competing market developments.  Our business model requires that we spend money (primarily on advertising and marketing) in order to generate revenue.  Based on our current financial situation we may have difficulty continuing our operations at their current level, or at all, if we do not raise additional financing in the near future.  Additionally, we would like to continue to acquire assets and operating businesses, which will likely require additional cash.  Although we currently have no specific plans or arrangements for acquisitions or financing, we intend to raise funds through private placements, public offerings or other financings.  Any equity financings would result in dilution to our then-existing stockholders.  Sources of debt financing may result in higher interest expense.  Any financing, if available, may be on unfavorable terms.  If adequate funds are not obtained, we may be required to reduce, curtail, or discontinue operations.  There is no assurance that our existing cash flow will be adequate to satisfy our existing operating expenses and capital requirements.

If we are unable to attract and retain key personnel, we may not be able to compete effectively in our market.

Our success will depend, in part, on our ability to attract and retain key management, including primarily Mackie Barch, but also our sales and marketing personnel.  We attempt to enhance our management and technical expertise by recruiting qualified individuals who possess desired skills and experience in certain targeted areas.  Our inability to retain employees and attract and retain sufficient additional employees, and sale and marketing resources, could have a material adverse effect on our business, financial condition, results of operations and cash flows.  The loss of key personnel could limit our ability to develop and market our products.

We hold a limited amount of insurance coverage, and if we were found liable for an uninsured claim, or claim in excess of our insurance limits, we may be forced to expend significant capital to resolve the uninsured claim.

We contract for a limited amount of insurance to cover potential risks and liabilities, including, but not limited to, general liability insurance and product liability insurance.  If we decide to obtain additional insurance coverage in the future, it is possible that: (1) we may not be able to get enough insurance to meet our needs; (2) we may have to pay very high premiums for the additional coverage; (3) we may not be able to acquire any insurance for certain types of business risk; or (4) we may have gaps in coverage for certain risks.  This could leave us exposed to potential uninsured claims for which we could have to expend significant amounts of capital resources.  Consequently, if we were found liable for a significant uninsured claim in the future, we may be forced to expend a significant amount of our operating capital to resolve the uninsured claim.

We may suffer losses from product liability claims.

We may be susceptible to product liability lawsuits from events arising out of the use of Clotamin or the distribution of any other product or products.  If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product.  If we are unable to protect against potential product liability claims, we may be unable to market Clotamin.  A successful product liability claim brought against us may cause us to incur substantial liabilities and, as a result, our business may fail.

Because our officers and director controls a large percentage of our common stock, they have the ability to influence matters affecting our shareholders.

Mackie Barch, one of our officers and director, beneficially controls over 76% of our outstanding voting securities.  As a result, he has the ability to influence matters affecting our shareholders, including the election of our directors, the acquisition or disposition of our assets, and the future issuance of our shares.  Because he controls such shares, investors may find it difficult to replace our directors and management if they disagree with the way our business is being operated.  Because the influence by these insiders could result in management making decisions that are in the best interest of those insiders and not in the best interest of the investors, you may lose some or all of the value of your investment in our common stock.  See “Principal Shareholders.”

We may not be able to effectively manage our growth and operations, which could materially and adversely affect our business.

We have, and may in the future, experience rapid growth and development in a relatively short period of time.  The management of this growth will require, among other things, continued development of our financial and management controls and management information systems, stringent control of costs, increased marketing activities, the ability to attract and retain qualified management personnel and the training of new personnel.  We intend to utilize outsourced resources, and hire additional personnel, in order to manage our expected growth and expansion.  Failure to successfully manage our possible growth and development could have a material adverse effect on our business and the value of our common stock.

Our industry is characterized by rapid growth and consolidation that may cause us to lose key relationships and intensify competition.

The pharmaceutical industry in general, and the specialty pharmaceutical industry in particular, is constantly undergoing rapid growth and substantial change.  This includes new and frequently changing regulations.  This has resulted in increasing consolidation and formation of strategic relationships.  For example, we recently acquired a lab business.  A cancellation of our relationship with other labs or lab groups that we form a relationship in the future may have a negative impact on the company because it could limit our exposure or the number of vendors or customers with which we come into contact.  We make no assurance that any relationship we have established will continue.

Acquisitions or other consolidating transactions that don’t involve us could nevertheless harm us in a number of ways, including:

•
we could lose strategic relationships if our strategic partners are acquired by or enter into relationships with a competitor (which could cause us to lose access to distribution, content, technology and other resources);

•	the relationship between us and the strategic partner may deteriorate and cause an adverse effect on our business;
•	we could lose customers if competitors or users of competing technologies consolidate with our current or potential customers; and
•	our current competitors could become stronger, or new competitors could form, from consolidations.

Any of these events could put us at a competitive disadvantage, which could cause us to lose customers, revenue and market share.  Consolidation could also force us to expend greater resources to meet new or additional competitive threats, which could also harm our operating results.

We may be unable to adequately protect our proprietary rights.

Our ability to compete partly depends on the superiority, uniqueness and value of our intellectual property and technology, including both internally developed technology and technology licensed from third parties.  To the extent we are able to do so, in order to protect our proprietary rights, we will rely on a combination of trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions.  Despite these efforts, any of the following occurrences may reduce the value of our intellectual property:

•	our applications for trademarks and copyrights relating to our business may not be granted and, if granted, may be challenged or invalidated;
•	issued trademarks and registered copyrights may not provide us with any competitive advantages;
•	our efforts to protect our intellectual property rights may not be effective in preventing misappropriation of our technology;
•	our efforts may not prevent the development and design by others of products or technologies similar to or competitive with, or superior to those we develop; or
•	another party may obtain a blocking patent and we would need to either obtain a license or design around the patent in order to continue to offer the contested feature or service in our products.

We may be forced to litigate to defend our intellectual property rights, or to defend against claims by third parties against us relating to intellectual property rights.

We may be forced to litigate to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of other parties’ proprietary rights.  Any such litigation could be very costly and could distract our management from focusing on operating our business.  The existence and/or outcome of any such litigation could harm our business.

Risks Related To Our Common Stock

Our common stock is listed for quotation on the Over the Counter Bulletin Board and the OTCQB Tier of the marketplace maintained by OTC Markets Group, Inc., which may make it more difficult for investors to resell their shares due to suitability requirements.

Our common stock is currently quoted on the Over the Counter Bulletin Board and the OTCQB tier of the marketplace maintained by OTC Markets Group, Inc.  Broker-dealers often decline to trade in over the counter stocks given the market for such securities are often limited, the stocks are more volatile, and the risk to investors is greater.  These factors may reduce the potential market for our common stock by reducing the number of potential investors.  This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of their shares.  This could cause our stock price to decline.

If we are unable to pay the costs associated with being a public, reporting company, we may not be able to continue trading on the OTCBB and/or we may be forced to discontinue operations.

We expect to have significant costs associated with being a public, reporting company, which may raise substantial doubt about our ability to continue trading on the Over the Counter Bulletin Board and/or continue as a going concern.  These costs include compliance with the Sarbanes-Oxley Act of 2002, which will be difficult given the limited size of our management, and we will have to rely on outside consultants.  Accounting controls, in particular, are difficult and can be expensive to comply with.

Our ability to continue trading on the OTCBB and/or continue as a going concern will depend on positive cash flow, if any, from future operations and on our ability to raise additional funds through equity or debt financing.  If we are unable to achieve the necessary product sales or raise or obtain needed funding to cover the costs of operating as a public, reporting company, our common stock may be deleted from the OTCBB and/or we may be forced to discontinue operations.

We do not intend to pay dividends in the foreseeable future.

We do not intend to pay any dividends in the foreseeable future.  We do not plan on making any cash distributions in the manner of a dividend or otherwise.  Our Board presently intends to follow a policy of retaining earnings, if any.

We have the right to issue additional common stock and preferred stock without consent of stockholders.  This would have the effect of diluting investors’ ownership and could decrease the value of their investment.

We have additional authorized, but unissued shares of our common stock that may be issued by us for any purpose without the consent or vote of our stockholders that would dilute stockholders’ percentage ownership of our company.

In addition, our certificate of incorporation authorizes the issuance of shares of preferred stock, the rights, preferences, designations and limitations of which may be set by the Board of Directors.  Our certificate of incorporation has authorized the issuance of up to 50,000,000 shares of preferred stock in the discretion of our Board.  The shares of authorized but undesignated preferred stock may be issued upon filing of an amended certificate of incorporation and the payment of required fees; no further stockholder action is required.  If issued, the rights, preferences, designations and limitations of such preferred stock would be set by our Board and could operate to the disadvantage of the outstanding common stock.  Such terms could include, among others, preferences as to dividends and distributions on liquidation.

Our Officers and Director are permitted to sell some of their stock, which may have a negative effect on our stock price and ability to raise additional capital, and may make it difficult for investors to sell their stock at any price.

Mackie Barch, our Chief Executive Officer, and Eric Clarke, our Chief Financial Officer, through Old Line Partners, LLC, have dispositive power over 100 million shares of our common stock (after giving effect to the conversion of our Class A Preferred Stock).  They may be able to sell up to a combined 1% of our outstanding stock (currently approximately 3.81 million shares) every 90 days in the open market pursuant to Rule 144, which may have a negative effect on our stock price and may prevent us from obtaining additional capital.  In addition, if either of them is selling their stock into the open market, it may make it difficult or impossible for investors to sell their stock at any price.

Our common stock is governed under The Securities Enforcement and Penny Stock Reform Act of 1990.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock.  The Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions.  Such exceptions include any equity security listed on NASDAQ and any equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average annual revenue of at least $6,000,000, if such issuer has been in continuous operation for less than three years.  Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this Prospectus, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” that are based on our management’s beliefs and assumptions and on information currently available to our management.  Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation, and the effects of competition.  Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions.  These statements are only predictions and involve known and unknown risks and uncertainties, including the risks outlined under “Risk Factors” and elsewhere in this Prospectus.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievement.  We are not under any duty to update any of the forward-looking statements after the date of this Prospectus to conform these statements to actual results, unless required by law.

USE OF PROCEEDS

This Prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders.  We will not receive any proceeds from the sale of shares of common stock by the selling stockholders in this offering.  We will pay for expenses of this offering, except that the selling stockholders will pay any broker discounts or commissions or equivalent expenses applicable to the sale of their shares.

However, we will receive up to $7,500,000 from the sale of common stock to TCA under the Committed Equity Facility Agreement.  These proceeds would be received from time-to-time as advance notices are delivered to TCA, and we will use these proceeds for working capital needs.

Our allocation of proceeds represents our best estimate based upon the expected requirements of our proposed business and marketing plan.  If any of these factors change, we may reallocate some of the net proceeds.  The portion of any net proceeds not immediately required will be invested in certificates of deposit or similar short-term interest bearing instruments.

COMMITTED EQUITY FACILITY AGREEMENT

Effective on December 12, 2012, we entered into a committed equity facility with TCA Global Credit Master Fund, LP, a Cayman Islands limited partnership, by entering into a (i) Committed Equity Facility Agreement and (ii) Registration Rights Agreement, both dated November 30, 2012.

Committed Equity Facility Agreement

Pursuant to the terms of the Committed Equity Facility Agreement, for a period of twenty-four (24) months commencing on the effective date of the registration statement of which this Prospectus is a part, TCA shall commit to purchase up to Seven Million Five Hundred Thousand Dollars ($7,500,000) of our common stock, par value $0.001 per share, pursuant to Advances (as defined below), covering the Registrable Securities (as defined below).  Following the delivery of an Advance to TCA by us, the purchase price of the shares is equal to ninety-five percent (95%) of the net aggregate sales proceeds received by TCA from the sale of the shares during the five (5) consecutive trading days after TCA is able to deposit and clear the shares into their brokerage account.  Advances (“Advances”) are limited to (i) no more than fifteen percent (15%) of the average daily trading volume of our common stock during the five (5) consecutive trading days prior to delivery of the Advance, (ii) an ownership limitation that prevents TCA and its affiliates from owning more than 4.99% of the then outstanding shares of our common stock, and (iii) other limitations set forth in the agreement.

Registration Rights Agreement

Pursuant to the terms of the Registration Rights Agreement, we agreed to file a registration statement on Form S-1 with the U.S. Securities and Exchange Commission to cover the shares of stock to be purchased by TCA pursuant to the Committed Equity Facility Agreement (the “Registrable Securities”) no later than forty five (45) days from the effective date, and to use commercially reasonable efforts to cause it to be declared effective by the Commission no later than one hundred eighty (180) days from the effective date.

Fees and Costs

In connection with the Committed Equity Facility, we (i) paid to TCA $7,500 to cover their legal and administrative costs, (ii) paid to TCA $2,500 as a due diligence fee, (iii) issued to TCA an aggregate of 3,030,302 shares of our common stock, representing One Hundred Thousand Dollars ($100,000) in value, subject to (a) the issuance of additional shares if TCA is not able to realize that value upon sale of the shares, and (b) repurchase by us if TCA is not able to realize that value within twelve (12) months following the effective date, and (iv) will pay to TCA an amount equal to five percent (5%) of each Advance.

SELLING SECURITY HOLDERS

The Selling Shareholder is TCA Global Credit Master Fund, LP, a Cayman Islands limited partnership.  Pursuant to the terms of a Committed Equity Facility Agreement, at our election we may sell to TCA up to $7,500,000 worth of our common stock at a price equal to ninety-five percent (95%) of the net aggregate sales proceeds received by TCA from the sale of the shares during the five (5) consecutive trading days after TCA is able to deposit and clear the shares into their brokerage account.  Advances (“Advances”) are limited to (i) no more than fifteen percent (15%) of the average daily trading volume of our common stock during the five (5) consecutive trading days prior to delivery of the Advance, (ii) an ownership limitation that prevents TCA and its affiliates from owning more than 4.99% of the then outstanding shares of our common stock, and (iii) other limitations set forth in the agreement.

In connection with the Committed Equity Facility, we (i) paid to TCA $7,500 to cover their legal and administrative costs, (ii) paid to TCA $2,500 as a due diligence fee, (iii) issued to TCA an aggregate of 3,030,302 shares of our common stock, representing One Hundred Thousand Dollars ($100,000) in value, subject to (a) the issuance of additional shares if TCA is not able to realize that value upon sale of the shares, and (b) repurchase by us if TCA is not able to realize that value within twelve (12) months following the effective date, and (iv) will pay to TCA an amount equal to five percent (5%) of each Advance.

As of the date of this Prospectus, assuming a closing bid price of $0.03 per share, our sales price to TCA would be $0.0285 per share and we would have to issue approximately 263,157,895 shares of our common stock to receive all $7,500,000.

As of the date of this Prospectus, there are 157,125,288 shares of our common stock held by or currently issuable to non-affiliates, representing 41.2% of the outstanding common stock prior to any sales to TCA.  The 80,000,000 shares we are registering for resale by TCA represents approximately 51% of the outstanding common stock held by non-affiliates, and if all are issued will represent approximately 33.7% of the outstanding common stock held by non-affiliates.

We cannot sell shares to TCA if such shares would cause TCA to own more than 4.99% of our common stock.  As a result, as of the date of this Prospectus, TCA cannot own more than approximately 20,017,000 shares after giving effect to that issuance to TCA.  If our total number of outstanding shares of common stock increases, as it will as we sell shares to TCA under the Committed Equity Facility Agreement, then we would be able to sell more shares to TCA before reaching the 4.99% threshold, and as TCA sells our common stock we would be able to sell more shares to TCA before reaching the 4.99% threshold.  In the event gross proceeds reach $7,500,000 from the sale of less than 80,000,000 shares, the offering will end with no further shares sold.  Our limited trading volume and price volatility is likely to inhibit TCA’s ability to resell shares we sell to them, which will negatively impact our ability to sell more shares to them.  It is also likely that each sale will decrease our stock price which means subsequent sale may provide less proceeds per share that the previous sale.  In addition, we have only registered 80,000,000 shares for resale by TCA.  As a result of these factors it is unlikely we will realize the maximum $7,500,000 in put proceeds.

TCA intends to sell up to 80,000,000 shares and is an “underwriter” within the meaning of the Securities Act of 1933, as amended, in connection with the resale of our common stock under the Committed Equity Facility Agreement.  As of date of this Prospectus, TCA owns 10,624,538 shares of our common stock prior to the offering.  After the offering is completed, unless they have sold some or all of the shares held as of the date hereof, TCA will continue to own 10,624,538 shares of our common stock.

All of the shares held by the selling stockholders are restricted securities as that term is defined in Rule 144 promulgated under the Securities Act of 1933.  Further, Pharmagen, Inc. was, prior to February 13, 2012, a non-operating shell company.  As a result, selling shareholders are not eligible to resell their shares in the open market unless and until the earlier of (i) the effectiveness of the registration statement of which this Prospectus is a part, or (ii) until Pharmagen “cures” its shell status by meeting the following requirements: (1) it is no longer a shell company as defined in Rule 144(i)(1), (2) it is subject to the reporting requirements of the Exchange Act and has filed all reports (other than Form 8-K reports) required under the Exchange Act for the preceding 12 months (or for a shorter period that the issuer was required to file such reports and materials); and, (3) it has filed current “Form 10 information” with the Commission reflecting its status as an entity that is no longer an issuer described in Rule 144(i)(1), and at least one year has elapsed since the issuer filed that information with the Commission.  The Company filed “Form 10 information” with the Commission on February 17, 2012.  Those selling stockholders that are affiliates will further be limited to selling a maximum of one percent (1%) of our outstanding shares of common stock every 90 days.

PLAN OF DISTRIBUTION

The Selling Shareholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the principal trading market on which our common stock trades or any other stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  The Selling Shareholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	privately negotiated transactions;

•	broker-dealers may agree with the Selling Shareholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Shareholder may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this Prospectus.

Broker-dealers engaged by the Selling Shareholder may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the Selling Shareholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

The Selling Shareholder is an underwriter within the meaning of the Securities Act and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  The Selling Shareholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.  Pursuant to a requirement by the Financial Industry Regulatory Authority, or FINRA, the maximum commission or discount to be received by any FINRA member or independent broker/dealer may not be greater than eight percent (8%) of the gross proceeds received by us for the sale of any securities being registered pursuant to SEC Rule 415 under the Securities Act.

Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the Selling Shareholder.  The Selling Shareholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

We will pay all expenses in connection with the registration and sale of the common stock by the Selling Shareholder.  The estimated expenses of issuance and distribution are set forth below:

Registration Fees	Approximately	$682
Transfer Agent Fees	Approximately	2,000
Costs of Printing and Engraving	Approximately	1,000
Legal Fees	Approximately	40,000
Accounting and Audit Fees	Approximately	1,500
Total		$45,182

We will not receive any proceeds from the resale of any of the shares of our common stock by the Selling Shareholder.  We may, however, receive proceeds from the sale of our common stock under the Committed Equity Facility Agreement.  Neither the Committed Equity Facility Agreement, nor any rights of the parties thereunder, may be assigned or delegated to any other person.

Because the Selling Shareholder is an “underwriter” within the meaning of the Securities Act, it will be subject to the Prospectus delivery requirements of the Securities Act including Rule 172 thereunder.  In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this Prospectus.  There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Shareholder.

We agreed to keep this Prospectus effective until all the shares covered by the  registration statement of which this Prospectus is a part (i) have been sold, thereunder or pursuant to Rule 144, or (ii) (A) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and (B) (I) may be sold without the requirement for us to be in compliance with the current public information requirement under Rule 144 or (II) we are in compliance with the current public information requirement under Rule 144, or (iii) the commitment period under the Committed Equity Facility Agreement has expired and no registrable securities are then held of record by the Selling Shareholder that are subject to any resale restriction under Rule 144, as determined by our counsel in a written opinion letter to such effect, addressed and acceptable to the transfer agent and the affected Selling Shareholder.  The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution.  In addition, the Selling Shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Shareholder or any other person.  We will make copies of this Prospectus available to the Selling Shareholder and have informed them of the need to deliver a copy of this Prospectus to each purchaser at or prior to the time of the sale.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock.  The Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions.  Such exceptions include any equity security listed on NASDAQ and any equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average annual revenue of at least $6,000,000, if such issuer has been in continuous operation for less than three years.  Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 550,000,000 shares of common stock, par value $0.001, and 50,000,000 shares of preferred stock, par value $0.001.  As of the date of this Registration Statement, there are 381,125,288 shares of our common stock issued and outstanding, and 3,000,000 shares of our Class A Preferred Stock issued and outstanding.

Common Stock.  Each shareholder of our common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments.  The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders.  There is no cumulative voting with respect to the election of our directors or any other matter.  Therefore, the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors.  The holders of our common stock are entitled to receive dividends when and if declared by our Board of Directors from funds legally available therefore.  Cash dividends are at the sole discretion of our Board of Directors.  In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stock.  Holders of shares of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

Preferred Stock.  We are authorized to issue 50,000,000 shares of preferred stock.  The rights, privileges, and preferences of our preferred stock can be set by our Board of Directors without further shareholder approval.

Class A Preferred Stock

On November 3, 2011, we designated twenty five million (25,000,000) shares of the Preferred Stock as Class A Preferred Stock.  Our Class A Preferred Stock has liquidation preference over our common stock, voting rights of one hundred (100) votes per share, with each share convertible into five (5) shares of our common stock.

Dividend Policy.  We have not declared or paid a cash dividend on our capital stock in our last two fiscal years and we do not expect to pay cash dividends on our common stock in the foreseeable future.  We currently intend to retain our earnings, if any, for use in our business.  Any dividends declared in the future will be at the discretion of our Board of Directors and subject to any restrictions that may be imposed by our lenders.

Options, Warrants and Convertible Securities.  On June 18, 2012, our Board of Directors approved the Sunpeaks Ventures, Inc. 2012 Omnibus Stock Grant and Option Plan and set aside 40,000,000 shares of our common stock for issuance thereunder.  Pursuant to the plan, officers, directors, key employees and certain consultants may be granted stock options (including incentive stock options and non-qualified stock options), restricted stock awards, unrestricted stock awards, or performance stock awards.  As of the date of this Prospectus, we have not made any awards under the Plan.

Other than as set forth above, there are no outstanding warrants or options to purchase our securities.

INTEREST OF NAMED EXPERTS AND COUNSEL

The Lebrecht Group, APLC serves as our legal counsel in connection with this offering.  The Lebrecht Group does not, directly or indirectly, own any shares of our common stock.

DESCRIPTION OF BUSINESS

Recent Name Change

Effective on January 15, 2013, we changed our name from Sunpeaks Ventures, Inc. to Pharmagen, Inc.  This change was to more accurately highlight the pharmaceutical aspect of our business.

Overview

With a multifaceted approach, Pharmagen, Inc. is meeting the demands of the health provider market through dynamic, independent wholesale, compounding/admix, and innovative IT solutions.  Nationally focused, we are a dynamic distributor of specialty drugs, compounding and admix pharmacy and producer of over-the-counter (“OTC”) branded multivitamins to the healthcare provider market.  The Food and Drug Administration continues to see an increasing number of shortages, especially those involving older sterile injectable drugs.  We currently function as a total solution provider to hospitals through sterile compounding/admix pharmacy and just-in-time source of supply of products that are hard-to-find due to drug manufacturers’ production shortages.  Leveraging our understanding of drug shortages, our long term goal is to become an FDA approved manufacturer of habitually short supply, sterile pharmaceuticals.  Through an industry changing, cGMP + ® process, utilizing single-use, modular systems, we intend to be the gold standard of sterile production in the United States.

In addition to pharmaceuticals, we manufacture and distribute over-the-counter (“OTC”) branded health supplements.  Our innovative approach to OTC is to create suites of products that are designed to work in conjunction with subscription medications to alleviate side effects or prevent drug interactions.  With an aging population, more Americans than ever are on prescription medication.  We are currently analyzing several OTC products that would allow us to become a powerful OTC player in the multi-billon dollar health supplement market.

All of our operations are conducted through our wholly-owned subsidiaries, Pharmagen Distribution, LLC, or PDS (formerly known as Healthcare Distribution Specialists, LLC), and Pharmagen Laboratories, Inc. (formerly known as Bryce Rx Laboratories, Inc.).

The U.S. Drug Wholesaling Industry

The U.S. drug wholesaling industry is a $300 billion industry1.  In the U.S., the three largest drug wholesalers distribute more than 85% of all prescription drugs2.  The remaining 15% of the market represents a $45 billion distribution market for hard-to-find and specialty pharmaceuticals primarily in the biopharmaceutical arena.  “Hard-to-find” drugs is an industry term for drugs that are in short or limited supply and “specialty” drugs are injectable pharmaceuticals that are used for specific purposes, generally cancer, fertility, and antibiotics.  Hospitals and other facilities that need these hard-to-find and specialty drugs represent the target customer for our drug wholesaling business.
____________
1  2011-12 Economic Report on Pharmaceutical Wholesalers by Adam J. Fein, Ph.D., September 2011.
2  Statement of Adam J. Fein, President, Pembroke Consulting, Inc. to the U.S. House of Representatives Committee on the Judiciary Subcommittee on Intellectual Property, Competition, and the Internet; The Proposed Merger between Express Scripts and Medco, September 20, 2011.

Principal Services and Products

Specialty drugs are difficult and expensive to manufacturer, and there are typically no generic alternatives.  We are a wholesale distributor of over 6,000 of these specialty drugs.  Our PDS subsidiary currently provides three primary distribution services and owns one over-the-counter (OTC) product.

Distribution Services

As a distributor, we provide pharmaceuticals to hospitals, acute care facilities, surgery centers and other healthcare practitioners.  Theses facilities generally have agreements with primary pharmaceutical providers that provide them with the majority of the drugs they need.  However, at times the primary suppliers are either out of a drug or do not carry a particular drug.  When this occurs, the facility typically issues a purchase order to companies like us, who then enter the secondary wholesale pharmaceutical market seeking the sought after drug.  When we receive a purchase order from a customer, we immediately contact our vendors in the secondary wholesale market to attempt to acquire the drug.  When we are successful, we purchase the drugs from the vendors in the secondary wholesale market and then sells the drugs to the facility to fill the purchase order.  We do not have formal agreements with the vendors in the secondary wholesale market, instead the transactions are completed on a “one-time” basis through the use of purchase orders.

We also occasionally source and distribute more traditional drugs to our customers, but this does not constitute a material part of our business.

Sourcing and Distribution of Hard-To-Find Pharmaceuticals

PDS plays the role of special purchasing agent and procurement expediter for its customers.  PDS contacts various suppliers within the industry supply chain in order to find certain hard-to-find pharmaceuticals and facilitates rapid delivery of such pharmaceuticals, usually within 24 to 48 hours.

We believe that the hard-to-find segment will grow significantly due to the high projected demand, manufacturing shortages, regional shortages, and the increasing off-label use of biopharmaceutical drugs and their quota-like system of allocation based on equal distribution and not need, which is the way many hard-to-find drugs are allocated to facilities such as hospitals, surgery centers, and acute care facilities.  This quota system creates an imbalance in the market and is the reason many facilities that need hard to find drugs to contact PDS or companies like PDS.

Additionally, many hospitals carry a small inventory of hard to find drugs because of the high purchase and carrying costs.  This tight supply chain results in the frequent need by providers to access the hard-to-find market to rebalance supply with demand.  When this happens, hospitals are under timing pressure to obtain the products quickly, often regardless of pricing.

During our fiscal years ended December 31, 2011 and 2010, revenues from sourcing and distribution of hard-to-find pharmaceuticals represented approximately 99% of our total net revenue for those periods.

Pharmagen Laboratories, Inc.

On December 13, 2012, we acquired Bryce Laboratories, Inc., and subsequently changed its name to Pharmagen Laboratories, Inc.  Pharmagen Laboratories specializes in the formulation of drugs that are not otherwise commercially available, require specialized delivery systems, or require dosing changes.  Through Pharmagen Laboratories, we can fill some of our existing customer orders in-house as well as orders from third parties.

Healthrite Pharmaceuticals

Historically, one of our providers of pharmaceuticals was Healthrite Pharmaceuticals, an entity controlled by Mackie Barch, our President and sole director.  Healthrite is a “waiver” pharmacy that purchased certain drugs, which it could sell to our subsidiary, PDS, for PDS to resell.  A “waiver” pharmacy is a pharmacy that has a specific purpose and is non-retail (does not sell to the public).  Healthrite was intended for long term care, acute care and other institutional purposes.  During the years ended December 31, 2011 and 2010, PDS purchased $1.1 million and $425,000, respectively, of inventory from HealthRite.  Based on these purchases and the subsequent sales of the drugs, during the years ended December 31, 2011 and 2010, PDS recognized net revenue of $244,897, and $0, respectively based on gross sales of $1.4 million and $425,000, respectively.  During 2010 and for the first half of 2011, we resold the drugs purchased from Healthrite at the same price we purchased them, basically acting as the selling arm of Healthrite.  This was done since we had distribution licenses to sell products in certain states where Healthrite only had a pharmacy license, and it enabled us to get additional name recognition in the industry.  Starting in mid-2011 we began marking up the product we purchased from Healthrite by 25% when we sold the product to third-party purchasers.  Because Healthrite is a related party, and us merely acting as “go between” during 2010 and the first half of 2011, we did not recognize the revenue from the sales of those products, which is the reason our net revenue amount is different then our gross sales amount on our financial statements for those time periods.  However, once we began marking up the product by 25% in mid-2011, we recognized the 25% markup as net revenue from related party on our financial statements.  Recently, Healthrite notified us that due to the cost and effort to maintain a pharmaceutical license it has surrendered its pharmaceutical license and will no longer sell pharmaceuticals, effective April 10, 2012.  We do not expect this to have a material impact on our business since we now have our own direct relationship with suppliers and resellers of hard-to-find drugs, but it will allow us to recognize all the revenue from our product sales rather than having a disparity between our gross sales and the net revenue we recognize since we will no longer be sourcing the drugs from a related party.

Sourcing and Distribution of Blood Plasma Derivatives, Specialty Products, Vaccines, and Anti-Infectives

We believe that worldwide demand for plasma derivative products (made from bio-engineered proteins and blood derivates), such as Intravenous Immunoglobulin (IVIG), coagulation factors, and albumin is and will continue to grow strongly due to increased use and emerging medical applications for these drugs.  Historically, IVIG was targeted at treatment of auto-immune diseases, but therapies such as treatment for Alzheimer’s and other immune deficiencies are contributing to a significant increase in demand for IVIG.  Manufacturers have historically not been able to increase production in time to meet increased demand.  Many of these disorders have no cure, and as a result, patients often receive treatment for the symptoms for decades, thereby creating long use cycles for these products.

We distribute products such as plasma derivatives, specialty products, and anti-infectives.  Plasma derivatives are used to treat complex and serious medical conditions such as cancer, hemophilia, rheumatoid arthritis, multiple scleroses, blood disorders, hepatitis, and HIV.  Specialty products include a wide variety of drugs used to treat respiratory, oncology, cardiovascular, and hormonal syndromes.  These specialty products are highly differentiated from traditional pharmaceuticals (oral solids) because they are significantly more costly than traditional pharmaceuticals and often require specialized handling such as refrigeration and tight cold-chain management.

Healthcare providers, despite having primary sources of distribution for these products, routinely encounter shortages that can put patients at risk.  Despite a growing need for these products, hospitals are often unable to increase supply allocations, resulting in market disequilibrium and the need to purchase in the hard-to-find market.

During our fiscal years ended December 31, 2011 and 2010, revenues from sourcing and distribution of blood plasma derivatives, specialty products, vaccines, and anti-infectives represented less than 1% of our total revenue for those periods

Sourcing and Distribution of Select Traditional Pharmaceuticals

PDS also offers sales of traditional pharmaceutical products to its distribution customers.  These products include antibiotics, vaccines, and other oral and injectable pharmaceuticals.  These product sales opportunities arise when vendors offer PDS special pricing or exclusivity on certain product lines.

During our fiscal years ended December 31, 2011 and 2010, revenues from sourcing and distribution of select traditional pharmaceuticals represented less than 1% of our total revenue for those periods.

Clients for our Distribution Services

The primary customers for the pharmaceuticals we distribute are hospitals, acute care facilities, surgery centers and other health practitioners.  We distribute these drugs through common carriers, such as UPS and Federal Express.

Vendors

We purchase our hard-to-find drugs from a wide variety of small vendors depending on the particular hard-to-find drug that is being sought.  Our current vendors are small, regional pharmaceutical wholesalers.  No one vendor or hard-to-find drug represents a material amount of our revenue or business.  Approximately 70% of our purchase orders are for under $1,000 each, so our business is a volume business and not reliant on one or even a few vendors or drugs.  The transactions with our vendors work as follows: when we need a hard-to-find drug we issue a purchase order that contains the drug name and quantity sought for the particular hard-to-find drug we are seeking.  We typically hears back from vendors regarding the availability, timing and pricing within one day and we may hear from more than one vendor in response to our purchase order request.  We typically receive the drugs from the vendor the same day or the next day with payment terms typically anywhere from net 5 days to net 20 days, and averaging about net 15 days.  We then sell the drugs to the purchaser (typically a hospital, but could be other type of medical clinic) within one to two days, and on payment terms that are normally net 30 days.  There are no other terms regarding our transactions with vendors other than the name, amount and purchase price for the drugs.  If one vendor cannot perform as expected we can normally find a replacement vendor for the purchase order on the same day or the next day.  We also only rarely have payment issues with our end customer (typically hospitals, medical clinics, etc.).

Clotamin – a Multivitamin for Patients on Blood Thinners

PDS owns 100% of the rights, title, and interest to Clotamin, an over-the-counter multivitamin for patients on Warfarin.  PDS, through its predecessor, introduced Clotamin in early 2008 to answer an unmet need for patients on anticoagulants (popularly referred to as “blood thinners”), such as Warfarin and related 4-hydroxycoumarin-containing molecules.

Patients on such blood thinners are primarily impacted by their Potassium (K+) level, and to a lesser degree their vitamin A, D, and E levels, and are therefore cautioned to monitor their intake of these vitamins.  The patient’s International Normalized Ratio (INR) can be raised or lowered based upon the amount of available Potassium (vitamin K), which can cause either excessive bleeding or clotting, respectively.

Clotamin is the first multivitamin in the commercial market that is manufactured without vitamin K and with reduced amounts of A, D, and E, specifically to respond to the multivitamin needs of patients on Warfarin.

On August 1, 2011, PDS acquired the rights to Clotamin through a purchase agreement with Global Nutritional Research, LLC (GNR), an entity controlled by Mr. Justin Barch, the brother of Mackie Barch, our President and sole director.

Clotamin is manufactured for us by a third party manufacturer.  We do not have a written agreement with the manufacturer, but instead issue purchase orders when we need product and the manufacturer fills the order.  During the years from 2008 to 2010 we purchased approximately $100,000 to $150,000 annually of Clotamin from this manufacturer.  Our Clotamin product inventory is housed at a third-party warehouse facility located in Maryland that is a logistics company and stores the packaged product for us and then ships to the purchaser when requested by us.  When we receive orders for Clotamin, the warehouse facility we utilize ships the product directly to the customer.

During our fiscal years ended December 31, 2011 and 2010, revenues from sales of Clotamin represented less than 1% of our total revenue for those periods.  As a result of several marketing agreements, primarily through Walgreens and associated parties, we anticipate that sales of Clotamin will increase in 2013.

Competition

Sourcing and Distribution Services

We have a range of competitors including specialized subsidiaries of the traditional distributors and other independent specialty distributors.  Most of its competition comes in the form of other independents such as Novis, Atlantic, and Jace.  These companies compete on the basis of the states in which they are licensed or certified to conduct business, their access to specialty products, their customer care and service, the product distribution agreements they have secured, and the cost of specialty products.  There are many barriers to enter the independent specialist market, including obtaining federal and state licenses and various accreditations, establishing credibility with customers, building a network of manufacturers and vendors, having a high level of operational and logistic expertise, as well as the specialized information technology required.  Many of our competitors are more established then we are and have greater financial resources than we do.

The primary sales process is outbound telemarketing, and is aimed at generating repeat business from customers while becoming their “go-to” resource for hard-to-find biopharmaceuticals.  The sales model is based on low costs and high productivity and has successfully driven new account acquisition and repeat business.  Since June 2011, PDS has distributed products to a rapidly growing customer base of more than 150 unique customers.

Our sales representatives typically make an average of 100 calls per day to assess the needs of current and prospective customers.  Each sales rep is accountable for building and maintaining individual relationships with customers.  Product knowledge and high-touch customer service is required to gain customer trust and maintain customer satisfaction.  Due to our systematic approach to order fulfillment, management estimates a 99% on-time delivery success rate.

Currently, PDS is several steps removed from the manufacturers in the value chain, resulting in higher costs and the inability to carry certain products.  To limit this effect, we have begun establishing direct sourcing relationships with manufacturers.  These relationships will enable us to significantly reduce our sourcing costs and have access to a wider line of products.  Further, we believe that developing direct sourcing will provide reduced sourcing costs and improved margins for our main product lines, and an increase in the size of the product portfolio.  We may be able to direct source our products by partnering with specialty pharmacies and purchasing product directly from them.  We believe that by adding specialty pharmacy capabilities to the business model, we will be in a superior cost position with stronger access to new product lines.

Clotamin

Since 2008, Clotamin has attracted retail customers through its website, www.clotamin.com, and is offered for sale in pharmacies nationwide.  In terms of distribution, Clotamin is available from all the major regional wholesalers, including: Dik Drug Co., H.D. Smith, Miami-Luken, N.C. Mutual Wholesale Drug Co, Prescription Supply, Inc, Rochester Drug Cooperative, Smith Drug Company, Valley Wholesale Drug Company, and Value Drug Company.  PDS plans on leveraging its sales staff to grow the brand in hospitals and pharmacies.

While we are the only seller of Clotamin in the industry, there are other drug manufacturers and wholesalers with similar products (although to our knowledge, there is not another product specifically designed for people on blood thinners).  Many of these competitors are more established then we are and have greater financial resources then we do.

Government Approvals and Regulations

Sourcing and Distribution Services

PDS is currently licensed to distribute pharmaceuticals in 40 states.  We currently do not have any federal licenses for our sourcing and distribution services, but at some point we may apply for a license from the Drug Enforcement Agency in order to source and distribute controlled substances.

Clotamin

FDA

Clotamin is an Over-the-Counter Dietary Supplement, and as a result the U.S. Food and Drug Administration (FDA) does not need to provide regulatory approval before it can be sold and marketed.  Unlike drug products, there are no provisions in the law for the FDA to “approve” dietary supplements for safety or effectiveness before they reach the consumer.  Once a dietary supplement is marketed, the FDA has to prove that the product is not safe in order to restrict its use or remove it from the market.

The FDA is also responsible for safety and labeling of dietary supplements.  According to FDA guidelines, ingredients that were sold in the US prior to October 15, 1994 are not required to be reviewed for safety by the FDA before being marketed.  All the ingredients in Clotamin were sold prior to this date, and therefore do not require FDA review.

According to FDA guidelines, any health claims or nutrient content claims for products require FDA approval.  Structure-function claims do not require FDA approval, but must be accompanied by the following disclaimer on the label: “This statement has not been evaluated by the FDA.  This product is not intended to diagnose, treat, cure or prevent disease.”  All of the claims made for Clotamin are structure-function claims and therefore do not require FDA approval, and the Clotamin label has the appropriate disclaimer.

FTC

The Federal Trade Commission (FTC) requires Dietary Supplement claims of safety and efficacy to be supported by, “competent and reliable scientific evidence.”  Clotamin does not make any safety or efficacy claims.

DEA

The Drug Enforcement Agency (DEA) regulates controlled substances.  Currently we do not deal in drugs that are considered controlled substances, but we may at some in the future.

HHS

The United States Department of Health and Human Services (HHS) is the United States government’s principal agency for protecting the health of all Americans and provides essential human services, especially for those who are least able to help themselves.  One of the purposes of HHS is to get involved in the pharmaceutical marketplace in the event of a drug shortage or to require drug stockpiling.  If the HHS were to take this type of action with respect to products that we distribute, it could affect the market and negatively impact our business.

CMS

The Centers for Medicare and Medicaid Services (CMS) provide health coverage for qualified individuals through Medicare, Medicaid and the Children’s Health Insurance Program.  As a result, CMS plays a role in companies getting reimbursed under the programs it monitors.  For any interactions by us that deal with these programs we would likely have interactions with CMS.  Currently, all drugs we sell are sold in cash transactions, but in the future we could deal with groups using insurance, at which time our ability to get reimbursed from such insurance carriers and/or Medicare, Medicaid, etc., could impact when and how much we get paid for the drugs.

Insurance

We do not currently maintain any type of product liability insurance.  However, we intend to acquire and maintain insurance appropriate to our new activities in the future on such terms that management shall deem to be commercially reasonable.  PDS, our wholly-owned subsidiary, currently maintains general liability insurance.

Intellectual Property

Our intellectual property portfolio is an important part of our business.  We currently have one trademark, with two others pending.  We use a combination of trademark, copyright, trade secret and other intellectual property laws, and confidentiality agreements to protect our intellectual property.  Despite our precautions, it may be possible for third parties to obtain and use without consent intellectual property that we own.  Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

From time to time, we may encounter disputes over rights and obligations concerning intellectual property.  While we believe that our product and service offerings do not infringe the intellectual property rights of any third party, we cannot assure you that we will prevail in any intellectual property dispute.  If we do not prevail in such disputes, we may lose some or all of our intellectual property protection, be enjoined from further sales of the applications determined to infringe the rights of others, and/or be forced to pay substantial royalties to a third party.

We have the following trademarks:

MARK	REG./APP. NO	REG./ APP. DATE	JURISDICTION
Clotamin	3467127	July 15, 2008	United States
Pharmagen	85/794,504 (pending)	December 4, 2012	United States
cGMP+	85/824,724	January 17, 2013	United States

Employees

We currently have two full-time employees, our officers Mackie Barch and Eric Clarke.  Our wholly-owned subsidiaries, PDS and Pharmagen Laboratories, currently have 11 and 14 employees, respectively.

ORGANIZATION WITHIN LAST FIVE YEARS

Pharmagen, Inc. was formed on June 25, 2009 in the State of Nevada as Sunpeaks Ventures, Inc.  From inception through February 13, 2012, we have had minimal operations and as such we were considered a “shell company” as that term is defined under Rule 405 of the Securities and Exchange Act of 1934.  It was our initial intention to be an independent crude oil and natural gas exploration company; however, due to the lack of revenues and adequate financing, we abandoned our business plan and began seeking potential acquisitions, joint ventures and/or strategic relationships.

On February 13, 2012, we entered into the Share Exchange Agreement with PDS and its members.  Pursuant to the agreement, we acquired one hundred percent (100%) of PDS in exchange for (i) two hundred million (200,000,000) newly-issued restricted shares of our common stock, and (ii) three million (3,000,000) newly-issued restricted shares of our Class A Preferred Stock.

DESCRIPTION OF PROPERTY

Our executive offices are currently located at 9337 Fraser Ave, Silver Spring, MD 20910. We currently share office space with our wholly-owned subsidiary, PDS, pursuant to a one year lease that ends on March 31, 2013 at a rate of $1,828 per month.  The office space is approximately 2,000 square feet of industrial/office space.  The space is utilized for general office purposes and it is our belief that the space we currently occupy is adequate for our immediate needs.  Additional space may be required as we expand our operations.  We do not foresee any significant difficulties in obtaining any required additional space.  We currently do not own any real property.

Our sales offices are currently located at 2413 Linden Lane, Silver Spring, MD 20910.  We lease approximately 1,500 square feet pursuant to a lease that expires on March 31, 2014 at a rate of $1,878 per month.

Pharmagen Laboratories leases approximately 3,700 square feet of office/warehouse space at 30 Buxton Farms Road, Stamford, CT 06905, pursuant to a lease that expires on March 24, 2017 at a rate of $7,213 per month.

Our Clotamin product inventory is housed at a third-party warehouse facility located in Maryland that is a logistics company and stores the packaged product for us and then ships to the purchaser when requested by us.

LEGAL PROCEEDINGS

Deal Flow Media

On May 1, 2012, we filed a complaint against Deal Flow Media, Inc., et al. in the Circuit Court for Montgomery County, Maryland.  In the complaint, we alleged that a series of false, defamatory and malicious statements were published by the Defendants in an attempt to cause harm to the Company.  The basis of our claims related to what we believe was a deliberate campaign by Deal Flow to cause serious injury to our reputation and business interests, including, spreading false and defamatory information to our actual and prospective business partners, and announcing international business deals with companies that did not exist.  Deal Flow disseminated this false and defamatory information about the company in emails, articles, and telephone calls that we believe were received and understood by some of our business partners and others to mean that we were engaged in illegal activity and were not a legitimate company.  Our complaint sought $2,000,000 in damages in addition to statutory damages, punitive damages, attorneys’ fees and costs, and such other relief as the court deems proper.

We entered into confidential settlement agreements with three of the four defendants, and, in accordance with those settlement agreements, dismissed those three defendants from the case on October 11 and November 15, 2012.  One of the defendants acknowledged in a sworn affidavit that he had made false statements about the company, and that he had no evidence that we had done anything wrong or were involved in any type of illegal conduct.  That defendant has apologized to us for his conduct.  Two of the other defendants acknowledged in a sworn affidavit that they did not have any actual knowledge or factual basis to believe that we or our representatives had engaged in any illegal behavior.  Those defendants have apologized to us as well.

On or about January 15, 2013, we dismissed without prejudice the remaining defendant.  In court papers, that defendant clarified that it had not previously claimed that we had engaged in illegal conduct, and that its statements in question had been misunderstood.  As a result the matter is now closed.

In the ordinary course of business, we are from time to time involved in various pending or threatened legal actions.  The litigation process is inherently uncertain and it is possible that the resolution of such matters might have a material adverse effect upon our financial condition and/or results of operations.  However, in the opinion of our management, other than as set forth herein, matters currently pending or threatened against us are not expected to have a material adverse effect on our financial position or results of operations.

SELECTED FINANCIAL DATA

	For the Nine Months Ended September 30,	For the Years Ended December 31,
Pharmagen, Inc. (formerly Sunpeaks Ventures, Inc.)	2012 (unaudited)	2011 (audited)	2010 (audited)

Statements of Operations Data:

Total revenues	$3,246,247	$862,750	$75,305
Operating loss	1,263,788	282,547	2,111

Net loss	1,854,847	296,813	9,328

Balance Sheets Data:

Cash	$44,593	$38,658	$6,812
Current assets	751,580	274,919	107,786
Total assets	845,501	304,602	107,786

Total current liabilities	1,022,228	674,351	186,588
Total liabilities	2,972,212	674,351	186,588

Total stockholders' deficit	$845,501	$304,602	$107,786

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Disclaimer Regarding Forward Looking Statements

You should read the following discussion in conjunction with our financial statements and the related notes and other financial information included in this Form S-1.  In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs.  Our actual results could differ materially.  Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form S-1, particularly in the Section titled Risk Factors.

Although the forward-looking statements in this Registration Statement reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by them.  Consequently, and because forward-looking statements are inherently subject to risks and uncertainties, the actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements.  You are urged to carefully review and consider the various disclosures made by us in this report and in our other reports as we attempt to advise interested parties of the risks and factors that may affect our business, financial condition, and results of operations and prospects.

Introduction

Our wholly-owned subsidiary, Pharmagen Distribution LLC (“PDS”), was formed in the State of Delaware on September 24, 2008, as Healthcare Distribution Specialists, LLC.  As a result of a Share Exchange Agreement between PDS and Sunpeaks Ventures, Inc., on February 13, 2012, PDS became the wholly-owned subsidiary of Sunpeaks, but the transaction was accounted for as a reverse merger with PDS being the accounting acquirer.  In connection with this transaction we appointed new management and directors, and changed the business focus of Sunpeaks to that of PDS, which is a value-added distributor of hard-to-find and specialty drugs to the healthcare provider market, while functioning as an aggregator of real-time market demand for these products.  In addition to our distribution business, we also own and sell a specialized over-the-counter multivitamin product called Clotamin.  On January 15, 2013, Sunpeaks changed its name to Pharmagen, Inc.

Going Concern

As a result of our financial condition, our auditors have indicated in a footnote to our financial statements as of December 31, 2011 their uncertainty as to our ability to continue as a going concern.  In order to continue as a going concern we must effectively balance many factors and begin to generate sufficient revenue to fund our operations.  If we are not able to do this we may not be able to continue as an operating company.  At our current revenue and burn rate, our cash on hand will not cover our operating expenses for even the next thirty days.  There is no assurance that our existing cash flow will ever be adequate to satisfy our existing operating expenses and capital requirements.

Results of Operations for the Three and Nine Months Ended September 30, 2012 Compared to the Three and Nine Months Ended September 30, 2011

Introduction

Our revenues, including related party revenues, for the three and nine months ended September 30, 2012 were $1,780,716 and $3,246,247, respectively, compared to $228,331 and $299,930, respectively, for the three and nine months ended September 30, 2011.  We had very little operations in the three and nine month periods ended September 30, 2011, and thus comparisons between 2012 and 2011 are dramatic.  Our revenues are generated from the wholesale distribution of hard-to-find drugs, and sales from our pharmaceutical product Clotamin.

Revenues and Net Operating (Income) Loss

Our revenues, cost of sales, gross profit, operating expenses, operating loss, other expenses, and net loss for the three and nine months ended September 30, 2012, as compared to the three and nine months ended September 30, 2011, are as follows:

	3 Months Ended September 30, 2012	9 Months Ended September 30, 2012	3 Months Ended September 30, 2011	9 Months Ended September 30, 2011

Revenue	$1,780,716	3,057,537	$188,692	182,920
Revenues, related party	-	188,710	39,639	117,010
Cost of Sales	(1,531,824)	(2,174,795)	(159,383)	(209,830)
Gross Profit	$248,892	1,071,452	$68,948	90,100

Operating Expenses:
General and Administrative	$361,052	1,126,837	$92,234	194,258
Salaries and commissions	265,960	679,022	58,454	77,320
Professional fees	195,885	529,381	76,832	112,521
Total Operating Expenses	$822,897	2,335,240	$227,520	384,099

Operating Loss	$(574,005)	(1,263,788)	$(158,572)	(293,999)

Other Expenses:
Derivative losses	$(377,685)	(328,267)	$-	-
Interest expense	(85,754)	(262,792)	(538)	(4,302)
Total Other Expenses	$(463,439)	(591,059)	$(538)	(4,302)

Net Income (Loss)	$(1,037,444)	(1,854,847)	$(159,110)	(298,301)

Revenues

For the three and nine months ended September 30, 2012, we had revenues, including related party revenues, of $1,780,716 and $3,246,247, respectively, compared to $228,331 and $299,930, respectively, for the three and nine months ended September 30, 2011.  This significant increase in revenues was primarily due to an increase in our sales of hard-to-find drugs, which was largely a result of additional licenses we received in 2011 and 2012.  As of September 30, 2011, we had licenses to sell drugs in one state.  As of September 30, 2012 we had licenses to sell drugs in 39 states.  The more states we can sell into the greater number of purchasers, such as clinics, hospitals, etc. that we can access.  For example, as of September 30, 2011, we had approximately 50 different entities to which we sold drugs, compared to approximately 642 different entities as of September 30, 2012.  By December 31, 2012, we expect to have licenses in approximately 40-45 states, which should lead to a continued increase in sales in 2012 and 2013.  We report revenues from sales of our hard-to-find drugs and Clotamin in one business segment.  Related party revenues are sales to Healthrite Pharmaceuticals, a company wholly-owned and controlled by our sole officer and director.

Cost of Sales and Gross Profit

For the three and nine months ended September 30, 2012, our cost of sales was $1,531,824 (86% of revenues) and $2,174,795 (67% of revenues), respectively, compared to $159,383 (70% of revenues) and $209,830 (70% of revenues), respectively, for the three and nine months ended September 30, 2011.  In 2012, our cost of sales as a percentage of revenues was higher for the three months ended September 30, as compared to the nine months ended September 30, because of a larger percentage of sales made at lower margins during the third quarter as compared to year to date.

Operating Expenses

Operating Expenses for 2012

Our total operating expenses of $822,897 for the three months ended September 30, 2012 consisted of general and administrative expenses of $361,052 (44% of the total operating expenses), salaries and commissions of $265,960 (32% of the total operating expenses), and professional fees of $195,885 (24% of the total operating expenses).  Our total operating expenses was 46% of our revenues for the period.

Our total operating expenses of $2,335,240 for the nine months ended September 30, 2012 consisted of general and administrative expenses of $1,126,837 (48% of the total operating expenses), salaries and commissions of $679,022 (29% of the total operating expenses), and professional fees of $529,381 (23% of the total operating expenses).  Our total operating expenses was 72% of our revenues for the period.

Our total operating expenses for the nine months ended September 30, 2012 was a significantly higher percentage of our revenues as compared to the three months ended September 30, 2012 (72% versus 46%) because of non-recurring expenses associated with going public along with one time advertising expenses and stocking fees.

Operating Expenses for 2011

Our total operating expenses of $227,520 for the three months ended September 30, 2011 consisted of general and administrative expenses of $92,234 (41% of the total operating expenses), salaries and commissions of $58,454 (26% of the total operating expenses), and professional fees of $76,832 (34% of the total operating expenses).  Our total operating expenses was 99% of our revenues for the period.

Our total operating expenses of $384,099 for the nine months ended September 30, 2011 consisted of general and administrative expenses of $194,258 (51% of the total operating expenses), salaries and commissions of $77,320 (20% of the total operating expenses), and professional fees of $112,521 (29% of the total operating expenses).  Our total operating expenses was 128% of our revenues for the period.

Because our operations were new, our revenues were low, and we were not getting the benefit of any economies of scale, we do not believe that our operating expenses for 2011 are indicative of our financial performance going forward.

Operating Loss

For the three and nine months ended September 30, 2012, our operating loss was $574,005 and $1,263,788, respectively, compared to $158,572 and $293,999, respectively, for the three and nine months ended September 30, 2011.  Our operating loss increased significantly in each period as compared to the same period last year because our operations were new in 2011 and we were not incurring expenses at the same magnitude as in 2012.

Other Expenses

Other Expenses for 2012

Our total other expenses of $463,439 for the three months ended September 30, 2012 consisted of derivative losses of $377,685 and interest expense of $85,754.  Our total other expenses of $591,059 for the nine months ended September 30, 2012 consisted of derivative losses of $328,267 and interest expense of $262,792, both of which are non-operating expenses.

Other Expenses for 2011

Our total other expenses of $538 for the three months ended September 30, 2011 consisted entirely of interest expense.  Our total other expenses of $4,302 for the nine months ended September 30, 2011 also consisted entirely of interest expense.

Net Loss

For the three and nine months ended September 30, 2012, our net loss was $1,037,444 and $1,854,847, respectively, compared to $159,110 and $298,301, respectively, for the three and nine months ended September 30, 2011.

For the nine months ended September 30, 2012, after adjusting for derivative losses of $328,267, interest expense of $262,792, and other non-recurring expenses such as $196,880 associated with going public, and $535,980 of advertising and slotting fees, our recurring net loss was approximately $530,928.

Liquidity and Capital Resources

Introduction

Our principal needs for liquidity have been to fund operating losses, working capital requirements, and debt service.  Our principal source of liquidity as of September 30, 2012 consisted of cash of $44,593.  We expect that working capital requirements and debt service will continue to be our principal needs for liquidity over the near term. Working capital requirements are expected to increase as a result of our anticipated growth.

We have not yet established an ongoing source of revenues sufficient to cover our operating costs and allow us to continue as a going concern.  Our ability to continue as a going concern is dependent on obtaining adequate capital to fund operating losses until we become profitable.  If we are unable to obtain adequate capital, we could be forced to cease operations.  Management’s plan to meet our operating expenses is through equity and/or debt financing. However management cannot provide any assurances that we will be successful in accomplishing any of our plans.

Our cash, current assets, total assets, current liabilities, and total liabilities as of September 30, 2012 and December 31, 2011, respectively, are as follows:

	September 30,	December 31,
	2012	2011	Change

Cash	$44,593	$38,658	$5,935
Total Current Assets	751,580	274,919	476,661
Total Assets	845,501	304,602	540,899
Total Current Liabilities	1,022,228	674,351	347,877
Total Liabilities	2,972,212	674,351	2,297,861

Our cash increased slightly from $38,658 as of December 31, 2011 to $44,593 as of September 30, 2012 from the proceeds of convertible debt.  Total current assets increased by $476,661, from $274,919 as of December 31, 2011 to $751,580 as of September 30, 2012, primarily because of an increase in accounts receivable of $233,732 and an increase in prepaid expenses and other current assets of $215,513.  Prepaid expenses are primarily advertising contracts to promote our Clotamin product.  These same increases were primarily responsible for our increase in total assets.

Cash Requirements

We had cash available as of September 30, 2012 of $44,593.  Based on our current revenues, cash on hand, and our current net monthly burn rate of approximately $150,000, we will need to continue to raise money from the issuance of equity and/or convertible debt to fund operations.

Sources and Uses of Cash

Operations

Our net cash used in operating activities was ($1,412,279) for the nine months ended September 30, 2012, compared to net cash provided by operating activities of $61,989 for the nine months ended September 30, 2011.  This increase is a result of increased operations as described earlier.

For the nine months ended September 30, 2012, our net cash used in operating activities consisted primarily of our net loss of $1,854,847, offset by an accretion of debt discount of $171,717, change in fair value of embedded conversion derivative liabilities of $328,267, plus a decrease in accounts receivable of $233,732, decrease in prepaid expenses and other current assets of $215,513, and an increase in accounts payable and accrued liabilities of $444,003.

Investments

Our net cash used in investing activities was $89,190 for the nine months ended September 30, 2012, compared to $55,627 for the nine months ended September 30, 2011.  For both periods our net cash used in investing activities consisted entirely of the purchase of property and equipment.

Financing

Our net cash provided by financing activities was $1,507,404 for the nine months ended September 30, 2012, compared to $19,351 for the nine months ended September 30, 2011.

For the nine months ended September 30, 2012, our net cash provided by financing activities consisted of proceeds from convertible debt of $1,450,000 and net proceeds from lines of credit of $57,404.

Off-balance sheet arrangements

As of September 30, 2012, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital resources that are material to investors.

Critical accounting policies and estimates

Our critical accounting policies are set forth in Note 3 – Summary of Significant Accounting Policies, to our financial statement footnotes.

Recent accounting pronouncements

We have evaluated recent pronouncements and do not expect their adoption to have a material impact on our financial position or statements.

Results of Operations for the Year Ended December 31, 2011 compared to Year Ended December 31, 2010

Results of Operations

Summary of Results of Operations

	Year Ended December 31,
	2011	2010
Revenue	$862,750	$75,305

Costs and Expenses:

Cost of goods sold	453,553	9,255
General and administrative	313,826	59,576
Salaries and commissions	233,838	8,133
Professional fees	144,080	452
Total Operating Expenses	1,145,297	77,416

Operating Loss	(282,547)	(2,111)

Other Expense	18,551	10,428
Interest expense	(14,266)	(7,217)

Net loss	$(296,813)	$(9,328)

Operating Loss; Net Loss

Our net loss increased by $287,485, from ($9,328) to ($296,813), from the year ended 2010 compared to 2011.  Our operating loss increased by $280,436, from ($2,111) to ($282,547) for the same period.  Our losses increased even though our revenues increased by $787,445 from 2010 to 2011.  The increase in operating loss and net loss compared to the prior year is primarily a result of our increase in expenses, especially our cost of goods sold (increased by $444,298), our general and administrative expenses (increased by $254,250), our salaries and commissions (increased by $225,705) and our professional fees (increased by $143,628).  These changes in our revenues and expenses are detailed below.

Revenue

Our 2011 net revenue increased by $787,445, to $862,750 compared to $75,305 for the year ended December 31, 2010, primarily due to an increase in our sales of hard-to-find drugs, which was largely a result of additional licenses we received in 2011.  On January 1, 2011, we had licenses to sell drugs in 10 states.  As of December 31, 2011 we had licenses to sell drugs in 24 states.  The more states we can sell into the greater number of purchasers, such as clinics, hospitals, etc. that we can access.  For example, as of December 31, 2010, we had approximately six different entities to which we sold drugs, compared to 129 different entities as of December 31, 2011.  These additional purchasers were the primary for our increase in sales.  Currently, we expect to have licenses in approximately 40-45 states by December 31, 2012, which should lead to increased sales in 2012 compared to 2011.  Notably, we had gross sales of $1.4 million and $425,000 for the years ended December 31, 2011 and 2011, respectively, but we did not recognize the portion of these gross sales we received from Healthrite Pharmaceuticals in the calculation of our net revenue since Healthrite was owned and controlled by Mackie Barch, our sole officer and director, and Healthrite bore most of the risk for the purchasing and selling of the drugs, with us acting more as a sales agent for Healthrite due to licensing restrictions.  Recently, Healthrite notified us that due to the cost and effort to maintain a pharmaceutical license it has surrendered its pharmaceutical license and will no longer be selling pharmaceuticals, effective April 10, 2012.  We do not expect this action to have a material impact on our business since we now have our own direct relationship with suppliers and resellers of hard-to-find drugs, but it will allow us to recognize all the revenue from our product sales rather than having a disparity between our gross sales and the net revenue we recognize since we will no longer be sourcing the drugs from a related party.

Of our total net revenue of $862,750 for the year ended December 31, 2011, $244,897 of that net revenue was net revenue, related party, which was the revenue generated from the markup of the drugs we purchased from Healthrite during the latter half of 2011, and the remaining $617,853 was revenue generated primarily from the resale of hard-to-find drugs we purchased from third party vendors.  As noted above, we purchase our hard-to-find drugs from a wide variety of small vendors depending on the particular hard-to-find drug that is being sought.  Our current vendors are small, regional pharmaceutical wholesalers.  No one vendor or hard-to-find drug represents a material amount of our revenue or business.  Approximately 70% of our purchase orders are for under $1,000 each, so our business is a volume business and not reliant on one or even a few vendors or drugs.

Cost of Goods Sold

Our cost of goods sold is the direct costs attributable to the production of the operations that produce our revenues.  In 2011 our cost of goods sold was $453,553, and was primarily related to product costs.  In 2010 our cost of goods sold was $9,255, and was also primarily related to product costs.  We believe our costs of goods sold will continue to increase as we increase our overall business and recognize increased product sales.  As noted above, as we receive additional licenses, gain additional access to purchasing entities and increase our sales, our cost of sales will also increase.

General and Administrative Expenses

General and administrative expenses increased by $254,250, to $313,826 for the year ended December 31, 2011, compared to $59,576 for the year ended December 31, 2010.  In 2011, our general and administrative expenses consisted primarily of shipping costs, costs for human resources, depreciation expense, costs of business licenses and permits, merchant services and bank fees, rent expense, and other general expenses, compared to 2010 when our general and administrative expenses consisted primarily of merchant services and bank fees, and other general expenses.  The increase in our general and administrative expenses primarily resulted from the increase in shipping costs, costs for human resources, depreciation expense, costs of business licenses and permits and rent expense.

Salaries and Commissions

Our salaries and commissions for the year ended December 31, 2011 were $233,838, compared to $8,133 for the year ended December 31, 2010.  For 2011, the majority of our salaries and commissions were paid as commissions to our sales force and $49,000 was paid to Mackie Barch, our sole officer and director.

Professional Fees

Our professional fees for the year ended December 31, 2011 were $144,080, compared to $452 for the year ended December 31, 2010.  The significant increase in our professional fees was primarily due to increased professional fees we incurred for legal, accounting, and other consulting services due to our overall increase in business operations.

Interest Expense

Interest expense increased by $7,049, to ($14,266), and is primarily attributable to the interest expense on our line of credit and advances from related parties.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have no disclosure required by this item.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The following table sets forth the names, ages, and biographical information of each of our current directors and executive officers, and the positions with us held by each person, and the date such person became a director or executive officer.  Our executive officers are elected annually by the Board of Directors.  The directors serve one-year terms until their successors are elected.  The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors.  Family relationships among any of the directors and officers are described below.

Name	Age	Position(s)

Mackie Barch	37	President, CEO, Secretary, and Director

Eric Clarke	39	Chief Financial Officer

Mackie Barch, age 37, is our President, Chief Executive Officer, Secretary, sole director, and co-founder of Healthcare Distribution Specialists, now known as Pharmagen Distribution, LLC, which is our wholly-owned subsidiary.  Before launching PDS, Mr. Barch co-founded Global Nutritional Research LLC (GNR) in July 2007, which manufactures over-the-counter products for a specific disease based on Rx/OTC interaction, and continues to work with GNR but GNR currently has de minis assets and operations. The Company purchase products from GNR, and may continue to do so in the future.  Prior to founding PDS and GNR, from late 2006 to 2007, Mr. Barch was involved in numerous financial and operational aspects of Global Pharmaceutical Sourcing (GPS).  Prior to working for GPS, Mr. Barch was employed as Assistant Vice President in institutional equities at Friedman, Billings, & Ramsey (FBR), an investment bank and broker-dealer, from 2001 to 2006.  During his career, Mr. Barch has participated in numerous equity offerings.  Mr. Barch graduated the University of Colorado-Boulder with a BA in Economics.  Mr. Barch is currently an elected official in the State of Maryland, serving as a City Council Member in Kensington, MD, and has been since his election in 2009.  The Company determined that Mr. Barch’s background with PDS and in the pharmaceutical and finance industries made him the ideal candidate for appointment to the board of directors and as an officer of the Company.  Mr. Barch was also President of the National Blood Clot Alliance Chapter in Washington, D.C., hosting charity events to raise awareness about the prevalence of Thrombophilia and clot prevention.

Eric Clarke, age 39, has served as our Chief Financial Officer since December 31, 2012.  Mr. Clarke brings over 17 years of extensive health care and financial expertise.  From January through August 2012, Mr. Clarke was pursuing personal opportunities.  Beginning in September 2012 and until his appointment as the CFO, Mr. Clarke provided consulting services to us regarding our financial reporting requirements.  From 2008 through 2011, Mr. Clarke served as an Assistant Vice President at MedStar Health, a $4 billion diversified health system in the Washington D.C. region.  As the leader in charge of the Internal Audit function, Mr. Clarke oversaw all financial and operational audits, was instrumental in building an effective internal audit function, and reported to the Audit and Compliance Committee of Medstar Health.  Prior to MedStar, from 2006 to 2008, Mr. Clarke served as the Managing Director in charge of the Washington D.C. Risk Management Practice for Accume Partners, a national professional services firm, providing expert advice and service in forensic accounting, SEC reporting, and Sarbanes-Oxley Compliance.  Mr. Clarke has authored numerous presentations and articles in the accounting and compliance arena, as well as been featured in several publications, such as Compliance Week and Practical Accountant.  Mr. Clarke is a member of the Virginia Society of Certified Public Accountants, holds a Master’s Degree in Accounting from George Washington University and a Bachelor’s Degree from Wheaton College.

Family Relationships

There are no family relationships among any of our officers, directors, or greater-than-10% shareholders.

EXECUTIVE COMPENSATION

Executive Compensation

We currently have a written employment agreement with Mackie Barch, our Chief Executive Officer and sole director.  All of our executives are at-will employees.

Summary Compensation Table

The following table sets forth information with respect to compensation earned by our Chief Executive Officer, President, and Chief Financial Officer for the fiscal years ended December 31, 2011, 2010 and 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)

Mackie Barch (1)	2011	49,000	-0-	-0-	-0-	-0-	-0-	-0-	49,000
CEO and President	2010	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Scott Beaudette (2)	2011	20,000	-0-	-0-	-0-	-0-	-0-	-0-	20,000
Former CEO	2010	20,000	-0-	-0-	-0-	-0-	-0-	-0-	20,000
and President	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Eric Clarke (3)	2011	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
CFO	2010	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

(1)	Mr. Beaudette resigned as an officer and director on February 13, 2012. Prior to his resignation, pursuant to his management agreement, Mr. Beaudette was to receive $5,000 per quarter.

(2)
On February 13, 2012, Mr. Barch was appointed as our President, Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary and Director.  As compensation for such services, Mr. Barch was to receive a monthly fee of $1,000.

Compensation for Mr. Barch prior to February 13, 2012 includes amounts paid to Mr. Barch by PDS, our wholly-owned subsidiary.  PDS has no formal agreement with Mr. Barch and during 2011 it paid Mr. Barch what it could afford at various times up through October 1, 2011, including $4,000 in June 2011, $5,000 in July 2011, $7,000 in August 2011,and $6,000 in September 2011, for a total of $22,000 through October 1, 2011.  Starting on October 1, 2011, PDS paid Mr. Barch $9,000 per month for each of October 2011, November 2011 and December 2011.  Beginning on January 1, 2012, PDS began paying Mr. Barch $7,000 every two weeks, but there is no agreement to cover this payment.

On October 9, 2012, we entered into an employment agreement with Mr. Barch to pay him a salary of $170,000 per year.

(3)	Mr. Clarke was appointed as our Chief Financial Officer on December 31, 2012. Mr. Clarke does not have a written employment agreement, but is paid a salary of $150,000 per year.

Director Compensation

For the years ended December 31, 2011 and 2010, none of the members of our Board of Directors received compensation for his or her service as a director.  We do not currently have an established policy to provide compensation to members of our Board of Directors for their services in that capacity.  We intend to develop such a policy in the near future.

Outstanding Equity Awards at Fiscal Year-End

On June 18, 2012, our Board of Directors approved the Sunpeaks Ventures, Inc. 2012 Omnibus Stock Grant and Option Plan and set aside 40,000,000 shares of our common stock for issuance thereunder.  Pursuant to the plan, officers, directors, key employees and certain consultants may be granted stock options (including incentive stock options and non-qualified stock options), restricted stock awards, unrestricted stock awards, or performance stock awards.  As of the date of this Prospectus, we have not made any awards under the Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this Prospectus, certain information with respect to our equity securities owned of record or beneficially by (i) each Officer and Director; (ii) each person who owns beneficially more than 10% of each class of our outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

Name and Address	Common Stock Ownership(1)	Percentage of Common Stock Ownership(2)	Class A Preferred Stock Ownership(1)	Percentage of Class A Preferred Stock Ownership(3)	Percent of Total Voting Rights(5)(7)

Mackie Barch (4)(9)	224,000,000	58.8%	3,000,000	100.0%	76.9%

Eric Clarke (8)(9)	-0-	-%	-0-	-%	-%

All Officers and Directors as a Group (2 Persons)	224,000,000	58.8%	3,000,000	100%	76.9%

(1)
The number and percentage of shares beneficially owned is determined under rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose.  Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days through the exercise of any stock option or other right.  The persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.

(2)	Based on 381,125,288 shares of common stock issued and outstanding as of January 18, 2013.

(3)	Based on 3,000,000 shares of Class A Preferred Stock issued and outstanding as of January 18, 2013.

(4)
Includes shares of common stock and Class A Preferred Stock held of record by Old Line Partners, LLC.  Bethesda Holdings, LLC is the manager of Old Line Partners, LLC and has sole voting power over the shares.  Mackie Barch is the sole member and manager of Bethesda Holdings, LLC.  Bethesda may instruct Old Line to sell no more than 1% of the outstanding securities of Pharmagen, Inc. in an 90-day period and deliver the proceeds to Bethesda.

(5)	Class A Preferred Shares have 100:1 voting rights and 5:1 conversion rights to common stock.

(6)	Evelyn Quintero has voting power over the shares held by Whetu, Inc.

(7)
Calculated based on total outstanding votes of the Company, including 381,125,288 votes held by the holders of our common stock and 300,000,000 votes held by the holders of our Class A Preferred Shares, for a total of 684,174,069 votes.

(8)
Eric Clarke is the sole member and manager of Beauchamp Capital Holdings, LLC, which is a member of Old Line Partners, LLC.  Beauchamp does not have any voting control over the shares held by Old Line Partners.  Beauchamp may instruct Old Line to sell no more than 1% of the outstanding securities of Pharmagen, Inc. in an 90-day period and deliver the proceeds to Beauchamp.

(9)	Unless noted otherwise, the address is c/o Pharmagen, Inc., 9337 Fraser Ave., Silver Spring, MD 20910.

The issuer is not aware of any person who owns of record, or is known to own beneficially, five percent or more of the outstanding securities of any class of the issuer, other than as set forth above.  There are no classes of stock other than as set forth above.

There are no current arrangements which will result in a change in control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our wholly-owned subsidiary, PDS, had an arrangement with Healthrite Pharmaceuticals, a specialty pharmacy owned by our sole officer and director, Mr. Barch.  Pursuant to the arrangement Healthrite would purchase pharmaceutical products directly from manufacturers and then resell them to PDS.  During the quarter ended June 2012, Healthrite notified us that due to the cost and effort to maintain a pharmaceutical license it has surrendered its pharmaceutical license and will no longer be buying and selling pharmaceuticals.  During the years ended December 31, 2011 and 2010, PDS purchased $1.1 million and $425,000, respectively, of inventory from HealthRite, which was then resold to customers.  During 2010 and the first half of 2011, we resold the drugs we purchased from Healthrite at the same price we purchased them, basically acting as the selling arm of Healthrite.  This was done since we had certain licenses to sell products in states where Healthrite did not have licenses and it enabled us to get additional name recognition.  Starting in mid 2011 we began marking up the product we purchased from Healthrite by 25% when we sold it to third-party purchasers.  We do not expect Healthrite’s decision to surrender its pharmaceutical license to have a material impact on our business.

On June 14, 2011, PDS entered into an asset acquisition agreement with Global Nutritional Research LLC (“GNR”), a limited liability company in Maryland controlled by Mr. Justin Barch, the brother of Mackie Barch, one of our officers and director.  Under the terms of the agreement, PDS acquired all assets, properties, goodwill, and other rights related to GNR in exchange for assuming all debts currently held by GNR.  The agreement was formally ratified and signed by us and GNR on August 12, 2011.

During the years ended December 31, 2011 and 2010, PDS, an entity controlled by Mackie Barch, one of our officers and director, loaned us $200,100 and $0, respectively, which was used to fund our operations.  The $200,100 is proceeds PDS received from a loan from Eagle Bank.  PDS charged us the interest Eagle Bank charged PDS for the loan, which was $5,446 for 2011, based on a variable interest rate that will not be less than 5.5% per annum or more than the maximum rate allowed by law.  PDS did not charge us any additional interest on the loan other than what was charged to PDS by Eagle Bank.  There is no agreement between us and PDS to evidence this loan.  As a result we imputed interest expense of $5,866 and $0 on this loan during the years ended December 31, 2011 and 2010, respectively.  For the years ended December 31, 2011 and 2010, (a) the largest aggregate amount of principal outstanding was $200,100 and $0, respectively, (b) the outstanding principal balance as of December 31, 2011 and 2010 was $200,100 and $0, respectively, and $200,100 as of September 30, 2012, (c) we paid an aggregate of $0 and $0, respectively, toward the outstanding principal amount, and (d) we imputed interest expense of $5,866 and $0, respectively, at an interest rate of 5.5% per annum.

During December 31, 2011, Justin Barch, the brother of Mackie Barch, one of our officers and director, loaned us $75,000, which was used to fund our operations.  The $75,000 is proceeds Justin Barch received from a loan from Eagle Bank.  Justin Barch charged us the interest Eagle Bank charged Justin Barch for the loan, which was $420 for 2011, based on an interest rate of 6.5% per annum.  Justin Barch did not charge us any additional interest on the loan other than what was charged to Justin Barch by Eagle Bank.  There is no agreement between us and Justin Barch to evidence this loan.  As a result we imputed interest expense of $420 on this loan during the year ended December 31, 2011.  For the years ended December 31, 2011 and 2010, (a) the largest aggregate amount of principal outstanding was $75,000 and $0, respectively, (b) the outstanding principal balance as of December 31, 2011 and 2010 was $75,000 and $0, respectively, and $75,000 as of September 30, 2012, (c) we paid an aggregate of $0 and $0, respectively, toward the outstanding principal amount, and (d) we imputed interest expense of $420 and $0, respectively, at an interest rate of 6.5% per annum.

Additionally, ICAPP, LLC, an entity controlled by Mackie Barch and that was originally set up to be a holding company, loaned PDS $998, interest free.  This amount remains outstanding and is due on demand.  For the years ended December 31, 2011 and 2010, (a) the largest aggregate amount of principal outstanding was $998 and $0, respectively, (b) the outstanding principal balance as of December 31, 2011 and 2010 was $998 and $0, respectively, and $998 as of September 30, 2012, (c) we paid an aggregate of $0 and $0, respectively, toward the outstanding principal amount, and (d) we imputed interest expense of $0 and $0, respectively, at an interest rate of 0% per annum.

For 2011, the $100,647 owed to Healthrite for past drug purchases, the $200,100 owed on the loan from PDS, the $75,000 owed on the loan from Justin Barch, and the $998 owed to ICAPP, LLC, totals the $376,745 noted on our balance sheet as due to related party.

During 2011, Mackie Barch, one of our officers and director, was paid by PDS, our wholly-owned subsidiary, for the services he provided to PDS.  PDS has no formal agreement with Mr. Barch and during 2011 it paid Mr. Barch what it could afford at various times up through October 1, 2011, including $4,000 in June 2011, $5,000 in July 2011, $7,000 in August 2011,and $6,000 in September 2011, for a total of $22,000 through October 1, 2011.  Starting on October 1, 2011, PDS paid Mr. Barch $9,000 per month for each of October 2011, November 2011 and December 2011.  Beginning on January 1, 2012, PDS began paying Mr. Barch $7,000 every two weeks, but there is no agreement to cover this payment.

On October 9, 2012, we entered into an employment agreement with Mackie Barch, our sole officer and director.  Pursuant to the agreement, Mr. Barch will continue to serve as our Chief Executive Officer and Chairman of the Board.  The agreement has a three (3) year term and will automatically renew for one (1) year periods unless we or Mr. Barch provide notice to the other at least ninety (90) days prior to the expiration of any term of the intention not to renew.  Mr. Barch will be compensated in the amount of $170,000 per year for the duration of the agreement.  In the event Mr. Barch is terminated without cause or resigns for good reason, he shall be entitled to receive payment of one (1) year of his salary to be made in accordance with our normal payroll cycle.

Effective on December 31, 2012, Mackie Barch, in fulfillment of prior obligations to certain key employees and founders of PDS, transferred all of his equity interest in us to Old Line Partners, LLC.  The sole manager of Old Line is Bethesda Holdings, LLC, of which Mr. Barch is the sole member and manager.  Bethesda has all voting control over the securities owned by Old Line, and with certain minor exceptions, all power of disposition as well.   See Security Ownership of Certain Beneficial Owner and Management.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Article 10 of our Articles of Incorporation provides that the corporation shall indemnify its directors, officers, employees, fiduciaries and agents to the fullest extent permitted under the Nevada Revised Statutes.

Article VII of our bylaws provides that the corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to an proceeding by reason of the fact that such person is or was a director, officer, employee, or other agent of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding, if that person acted in good faith and in  matter that person reasonably believed to be in the best interests of the corporation, and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of that person was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

AVAILABLE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934.  We have filed with the Securities and Exchange Commission a registration statement on Form S-1, together with all amendments and exhibits thereto, under the Securities Act of 1933 with respect to the common stock offered hereby.  This Prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto.  Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

Copies of all or any part of the registration statement may be inspected without charge or obtained from the Public Reference Section of the Commission at 100 F Street, NE, Washington, DC 20549.  The registration statement is also available through the Commission’s web site at the following address:  http://www.sec.gov.

EXPERTS

The audited financial statements of Pharmagen, Inc. (formerly Sunpeaks Ventures, Inc.) as of December 31, 2011 and 2010 and for the years then ended appearing in this Prospectus which is part of a registration statement have been so included in reliance on the report of M&K CPAS, PLLC, given on the authority of such firm as experts in accounting and auditing.

SUNPEAKS VENTURES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30, 2012	December 31, 2011

ASSETS

Current Assets
Cash	$44,593	$38,658
Accounts receivable	445,281	211,549
Inventory	33,625	12,144
Prepaid expenses and other current assets	228,081	12,568
Total Current Assets	751,580	274,919

Property and equipment, net of accumulated depreciation of $52,189 and $27,237	93,921	29,683

Total Assets	$845,501	$304,602

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities
Accounts payable and accrued liabilities	$541,609	$97,606
Line of credit	257,404	200,000
Due to related parties	223,215	376,745
Total Current Liabilities	1,022,228	674,351

Convertible debt, net	429,590	-
Embedded conversion derivative liabilities	1,520,394	-
Total liabilities	2,972,212	674,351

Commitments and contingencies		-

Stockholders’ Deficit
Preferred stock; Series A $0.001 par value; 25,000,000 shares authorized; 3,000,000 shares issued and outstanding	3,000	3,000
Common stock $0.001 par value; 550,000,000 shares authorized; 370,500,750 and 200,000,000 shares issued and outstanding	370,501	200,000
Additional paid in capital	(268,750)	(196,134)
Accumulated deficit	(2,231,462)	(376,615)
Total Stockholders’ Deficit	(2,126,711)	(369,749)

Total Liabilities and Stockholders’ Deficit	$845,501	$304,602

The accompanying notes are an integral part of these consolidated financial statements

SUNPEAKS VENTURES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011

Revenues	$1,780,716	$188,692	$3,057,537	$182,920
Revenues, Related Party	-	39,639	188,710	117,010
Cost of Sales	(1,531,824)	(159,383)	(2,174,795)	(209,830)
Gross Profit	248,892	68,948	1,071,452	90,100

Operating Expenses
General and administrative	361,052	92,234	1,126,837	194,258
Salaries and commissions	265,960	58,454	679,022	77,320
Professional fees	195,885	76,832	529,381	112,521
Total Operating Expenses	822,897	227,520	2,335,240	384,099

Operating Loss	(574,005)	(158,572)	(1,263,788)	(293,999)

Other Expenses
Derivative losses	(377,685)	-	(328,267)	-
Interest expense	(85,754)	(538)	(262,792)	(4,302)
Total Other Expenses	(463,439)	(538)	(591,059)	(4,302)

Net Loss	$(1,037,444)	$(159,110)	$(1,854,847)	$(298,301)

Basic and diluted loss per share	$(0.00)	$(0.00)	$(0.01)	$(0.00)

Weighted average common shares outstanding –basic and diluted	370,500,750	200,000,000	347,318,148	200,000,000

The accompanying notes are an integral part of these consolidated financial statements.

SUNPEAKS VENTURES, INC.

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT
(Unaudited)

	Preferred Stock		Common Stock		Additional Paid in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance, December 31, 2011	3,000,000	$3,000	200,000,000	$200,000	$(196,134)	$(376,615)	$(369,749)

Effect of reverse merger	-	-	220,500,750	220,501	(220,501)	-	-
Cancellation of shares	-	-	(50,000,000)	(50,000)	50,000	-	-
Imputed interest expense on advances from related party	-	-	-	-	7,303	-	5,108
Forgiveness of shareholder debt	-	-	-	-	90,582	-	90,582
Net loss	-	-	-	-	-	(1,854,847)	(1,854,847)
Balance, September 30, 2012	3,000,000	$3,000	370,500,750	$370,501	$(268,750)	$(2,231,462)	$(2,126,711)

The accompanying notes are an integral part of these consolidated financial statements

SUNPEAKS VENTURES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended September 30,
	2012	2011
Operating Activities
Net loss	$(1,854,847)	$(171,163)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Imputed interest on advances from related party	7,303	-
Accretion of debt discount	171,717	-
Change in fair value of embedded conversion derivative liabilities	328,267	-
Depreciation	24,952	16,651
Changes in operating assets and liabilities:
Accounts receivable	(233,732)	(75,619)
Inventory	(21,481)	43,622
Prepaid expenses and other current assets	(215,513)	(2,562)
Accounts payable and accrued liabilities	444,003	176,554
Due to related parties	(62,948)	74,505
Net Cash (Used in) Provided by Operating Activities	(1,412,279)	61,989

Investing Activities
Purchase of property and equipment	(89,190)	(55,627)
Net Cash Used in Investing Activities	(89,190)	(55,627)

Financing Activities
Net proceeds from convertible debt	1,450,000	-
Net proceeds from lines of credit	57,404	19,351
Net Cash Provided by Financing Activities	1,507,404	19,351

Net Increase in Cash	5,935	25,713
Cash at Beginning of Period	38,658	6,812
Cash at End of Period	$44,593	$32,525

Supplemental Cash Flow Information:
Interest paid	$17,306	$4,302
Income taxes paid	$-	$-

Non-Cash Financing Transactions:
Allocation of convertible debt to embedded conversion derivative liabilities	$1,192,127	$-
Forgiveness of note payable – related party	$90,582	$-
Cancellation of shares	$50,000	$-
Effects of reverse merger	$220,501	$-

The accompanying notes are an integral part of these consolidated financial statements

SUNPEAKS VENTURES, INC.

NOTES TO UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION, DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Organization and Description of Business

Sunpeaks Ventures, Inc. (“Sunpeaks” or the “Company”) was incorporated in the State of Nevada on June 25, 2009. On February 13, 2012, pursuant to a Share Exchange Agreement (“Exchange Agreement”), Sunpeaks, acquired 100% ownership interest in Healthcare Distribution Specialists LLC (“HDS”), a Delaware limited liability company, in exchange for the issuance of 200,000,000 newly-issued restricted shares of Sunpeaks’ common stock and 3,000,000 newly-issued restricted shares of Sunpeaks’ Class A Preferred Stock (the “Exchange Shares”), to the former owner of HDS, resulting in HDS becoming a wholly-owned subsidiary of the Company. Additionally, pursuant to the Exchange Agreement, 200,000,000 shares of Sunpeaks’ common stock held by Sunpeaks’ former controlling owner were cancelled. As a result of the acquisition, the former owners of HDS hold majority ownership of the Company.

For financial accounting purposes, the acquisition of HDS by Sunpeaks (referred to as the “Merger”) was a reverse acquisition of Sunpeaks by HDS and was treated as a recapitalization. Accordingly, the financial statements have been prepared to give retroactive effect of the reverse acquisition completed on February 13, 2012, and represent the operations of HDS prior to the Merger.

As of the time of the Merger, Sunpeaks held minimal assets and was considered a non-operating public shell, in the development stage. Following the Merger, the Company is no longer considered development stage and operates through one operating segment which distributes hard-to-find and specialty drugs to the healthcare provider market throughout the United States, while functioning as an aggregator of real-time market demand for these products. The Company also owns and sells a specialized over-the-counter multivitamin product called Clotamin. Clotamin is specifically designed for use by patients on Warfarin, a blood thinner that has a known interaction with the vitamin K present in standard over-the-counter multivitamins.

Prior to the Merger, on August 1, 2011, pursuant to an Amended and Restated Asset Acquisition Agreement (the “Agreement”) between HDS and Global Nutritional Research, LLC (“GNR”), HDS acquired certain assets of GNR in exchange for assumption of debt and financial obligations of GNR (the “Acquisition”). Prior to the acquisition, HDS and GNR were considered entities under common control and common ownership, as control and ownership of each entity resided with HDS’s President and an immediate family member. As entities under common control, in accordance with accounting principles generally accepted in the United States (“GAAP”), the acquired assets and liabilities of GNR were recognized in the accompanying financial statements at their carrying amounts and the acquisition is reflected in the accompanying financial statements for the year ended December 31, 2011 as if it occurred as of January 1, 2011.

NOTE 2 – LIQUIDITY

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with GAAP, which contemplates continuation of the Company as a going concern. The Company has a history of incurring net losses and at September 30, 2012 has an accumulated net loss totaling $2,231,462. At September 30, 2012, the Company held cash of $44,593.  These conditions give rise to substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include adjustments relating to the recoverability and classification of reported asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company expects to finance its operations primarily through its existing cash and future financings. However, there exists substantial doubt about the Company’s ability to continue as a going concern because it will be required to obtain additional capital in the future to continue its operations and there is no assurance that the Company will be able to obtain such capital, through equity or debt financings, or any combination thereof, whether on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet the Company’s ultimate capital needs and to support its growth. If adequate capital cannot be obtained on a timely basis and on satisfactory terms, the Company’s operations would be materially negatively impacted. The Company’s ability to complete additional offerings is dependent on the state of the debt and equity markets at the time of any proposed offering, and such market’s reception of the Company and the offering terms. In addition, the Company’s ability to complete an offering may be dependent on the status of the Company’s business activities, which cannot be predicted.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with GAAP for interim financial information, and pursuant to the instructions to Form 10-Q and Article 8 of Regulation S-X of the Securities and Exchange Commission (“SEC”) As permitted under those rules, certain footnotes or other information that are normally required by GAAP can be condensed or omitted.

The condensed consolidated financial statements as of and for the three and nine months ended September 30, 2012 and 2011 are unaudited. In the opinion of management, these financial statements include all adjustments, which, unless otherwise disclosed, are of a normal recurring nature, necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. The accompanying unaudited condensed consolidated financial statements were prepared consistent with and should be read in conjunction with the financial statements of HDS for the years ended December 31, 2011 and 2010, and notes thereto included as an exhibit in our Form 8-K/A as filed with the Securities and Exchange Commission (“SEC”) on July 27, 2012.

The results for interim periods are not necessarily indicative of results for the entire year. The balance sheet at December 31, 2011 has been derived from audited financial statements; however, the notes to the financial statements do not include all of the information and notes required by GAAP for complete financial statements.

The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary HDS. As discussed above, for accounting purposes the acquisition of HDS by Sunpeaks was considered a reverse acquisition of Sunpeaks by HDS and was treated as a recapitalization. Accordingly, the financial statements have been prepared to give retroactive effect of the reverse acquisition completed on February 13, 2012, and represent the operations of HDS prior to the Merger. All material intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of these condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Revenue Recognition

The Company’ revenue consists of revenue from sales of pharmaceutical products. Revenue is recognized at the time when the price is fixed and determinable, persuasive evidence of an arrangement exists, the service has been provided, and collectability is assured.

Sales of Product: The Company earns product revenue from selling pharmaceutical products at the time of delivery, which is the time at which title to the product is transferred.

Sourcing and Distribution of Products, as an agent: In accordance with ASC Section 605-45-45, revenue is recognized from agent distribution sales for the net amount retained when all criteria for revenue recognition have been met. Determining whether an entity functions as an agent or a principal is a matter of judgment. The Company considers multiple indicators in the determination of whether it acts as an agent in sales transactions.

The Company acts as an agent for sales of products on behalf of Healthrite Pharmaceuticals (“Healthrite”), a company wholly owned and controlled by the President, sole owner and Director of the Company. Healthrite is a pharmacy and is therefore prohibited from distributing pharmaceuticals across state lines. During the nine month periods ended September 30, 2012 and 2011, the Company recognized net revenue from sales to Healthrite of $80,758 and $117,010, respectively, based on gross sales of $188,710 and $1,128,588, respectively. During April 2012, the Company’s sales arrangement with Healthrite ceased.  See NOTE 9 for additional discussion.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments purchased with a maturity of three months or less at the time of issuance to be cash equivalents. These investments are carried at cost which approximates fair value. At September 30, 2012 and December 31, 2011, there were no cash equivalents.

Accounts Receivable

The Company’s accounts receivable are composed of trade receivables from customers for sales of products. Trade receivables include accounts receivable for sales of product and sourcing and distribution of product for which the Company acts as an agent, which are based on gross sales to customers.

Accounts receivable are stated at their principal balances and are non-interest bearing and unsecured. The Company maintains an allowance for doubtful accounts for the estimated probable losses on uncollectible accounts receivable.

Uncollectible accounts receivable are written off when a settlement is reached for an amount less than the outstanding historical balance or when we determine that it is highly unlikely the balance will be collected. At September 30, 2012 and December 31, 2011, the Company’s allowance for doubtful accounts was $0.

Inventory

Inventory is comprised of Clotamin and pharmaceuticals and is recorded at lower of cost or market on a first-in, first-out (“FIFO”) method. The Company establishes inventory reserves for estimated obsolete or unmarketable inventory equal to the differences between the cost of inventory and the estimated realizable value based upon assumptions about future and market conditions. If obsolete or unmarketable inventory are identified and there are no alternate uses for the inventory, the Company will record a write-down to net realizable value in the period that the impairment is first recognized. At September 30, 2012 and December 31, 2011, the allowance for obsolete or unmarketable inventory was $0, and during the nine month periods ended September 30, 2012 and 2011, the Company recognized no inventory impairments.

Property and Equipment

Property and equipment are stated at cost at date of acquisition. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. Upon retirement or disposal of assets, the asset and accumulated depreciation accounts are adjusted accordingly, and any gain or loss is reflected in earnings or loss of the respective period. Maintenance costs and repairs are expensed as incurred; significant renewals and betterments are capitalized.

Amortization of leasehold improvements is included in depreciation expense. The Company records operating lease expense on a straight-line basis. The Company amortizes leasehold improvements, including amounts funded by landlord incentives or allowances, for which the related deferred rent is amortized as a reduction of lease expense, over the shorter of their economic lives or the lease term.

The estimated useful life of each asset is as follows:

Estimated Useful Lives

Furniture and equipment	3-7 years
Leasehold improvements	1 year

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset, or related groups of assets, may not be fully recoverable from estimated future cash flows. Factors that might indicate a potential impairment may include, but are not limited to, significant decreases in the market value of the long-lived asset, a significant change in the long-lived asset’s physical condition, a change in industry conditions or a reduction in cash flows associated with the use of the long-lived asset.

If these or other factors indicate the carrying amount of the asset may not be recoverable, we determine whether an impairment has occurred through analysis of undiscounted cash flow of the asset at the lowest level that has an identifiable cash flow. If an impairment has occurred, we recognize a loss for the difference between the carrying amount and the fair value of the asset. We measure the fair value of the asset using market prices or, in the absence of market prices, based on an estimate of discounted cash flows. Cash flows are generally discounted using an interest rate commensurate with a weighted average cost of capital for a similar asset. No impairments were identified as of September 30, 2012 and December 31, 2011 or during the nine month periods ended September 30, 2012 and 2011.

Debt Discount

Costs incurred with parties who are providing long-term financing, which include the fair value of an embedded derivative conversion feature are reflected as a debt discount and are amortized over the life of the related debt. The Company recorded debt discounts attributable to the embedded conversion derivative liabilities related to the convertible debt debentures issued during the nine months ended September 30, 2012.

Financial Instruments and Fair Value Measures

The Company’s financial instruments consist principally of cash, accounts receivable, accounts payable and accrued liabilities, line of credit, convertible debt and amounts due to related parties. We believe the recorded values of our financial instruments approximate their fair values because of their nature and respective maturity dates or durations.

The Company measures fair value in accordance with ASC Topic 820, Fair Value Measurements and Disclosures, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The three levels are as follows:

Level 1 – Observable inputs such as quoted prices in active markets at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Other inputs that are observable, directly or indirectly, such as quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Unobservable inputs for which there is little or no market data and which we make our own assumptions about how market participants would price the assets and liabilities.

Derivative instruments are recognized as either assets or liabilities and are measured at fair value using the Black Scholes model. The changes in the fair value of derivatives are recognized in earnings.

Shipping and Handling Costs

Shipping and handling costs incurred for inventory purchases and product shipments are included in general and administrative expenses for all periods presented.

Advertising Expenses

Advertising costs are expensed as incurred and are included in general and administrative expenses for all periods presented. Advertising expenses for the nine month periods ended September 30, 2012 and 2011, were $375,795 and $3,152, respectively.

Concentration of Risk

The Company maintains its cash in institutions insured by the Federal Deposit Insurance Corporation (FDIC). Beginning December 31, 2010 through December 31, 2012 all non-interest-bearing transaction accounts were fully insured, regardless of the balance of the account, at all FDIC-insured institutions. This unlimited insurance coverage was separate from, and in addition to, the insurance coverage provided to the depositor’s other accounts held by a FDIC-insured institution, which are insured for balances up to $250,000 per depositor until December 31, 2013. At September 30, 2012 and December 31, 2011, the amounts held in the banks did not exceed the insured limit of $250,000.

During the three months ended September 30, 2012, three vendors accounted for 45%, 19% and 9% of purchases, and during the nine months ended September 30, 2012, three vendors accounted for 46%, 18% and 7% of purchases.  During the three and nine months ended September 30, 2011, one vendor accounted for 68% and 68% of purchases, respectively.

During the three and nine months ended September 30, 2012, one customer accounted for 24% and 33% of sales, respectively.  During the three and nine months ended September 30, 2011, one customer accounted for 59% and 39% of sales, respectively.  At September 30, 2012, one customer accounted for 58% of accounts receivable. At December 31, 2011, no customers accounted for more than 10% of accounts receivable.

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. The Company provides a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more-likely-than-not that the deferred tax assets will not be realized. When the Company establishes or reduces the valuation allowance against its deferred tax assets, its provision for income taxes will increase or decrease, respectively, in the period such determination is made. The Company’s policy is to recognize interest and penalties related to the estimated obligations for tax positions as a component of income tax expense.

The Company records liabilities related to uncertain tax positions in accordance with the guidance that clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements by prescribing a minimum recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company does not believe any such uncertain tax positions currently pending will have a material adverse effect on its financial statements, although an adverse resolution of one or more of these uncertain tax positions in any period could have a material impact on the results of operations for that period.

Income (Loss) per Share

Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents. In periods when losses are reported the weighted-average number of common shares outstanding excludes common stock equivalents because their inclusion would be anti-dilutive. No common stock equivalents existed at September 30, 2012 and December 31, 2011 or during the three and nine month periods ended September 30, 2012 and 2011.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income and other comprehensive income (loss). For the three and nine month periods ended September 30, 2012 and 2011, the Company had no items representing other comprehensive income or loss.

Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Subsequent Events

The Company evaluated material events occurring between September 30, 2012 and through the date when the consolidated financial statements were issued.

NOTE 4 – MERGER

For financial accounting purposes, the Merger is accounted for as a reverse recapitalization. Reverse recapitalization accounting is attributable to a long-held position of the staff of the Securities and Exchange Commission as the acquisition of a non-operating public shell company does not qualify as a business for business combination purposes, as described in ASC Topic 805, Business Combinations. Reverse recapitalization accounting applies when a non-operating public shell company acquires a private operating company and the owners and management of the private operating company have actual or effective voting and operating control of the combined company. In the Merger transaction, Sunpeaks qualifies as a non-operating public shell company because as of the Merger date, Sunpeaks held nominal net monetary assets, consisting of cash.

A reverse recapitalization is equivalent to the issuance of stock by the private operating company for the net monetary assets of the public shell corporation accompanied by a recapitalization with accounting similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets are recorded. Under recapitalization accounting, the equity of the accounting acquirer, HDS, is presented as the equity of the combined enterprise and the capital stock account of HDS is adjusted to reflect the par value of the outstanding stock of the legal acquirer (Sunpeaks) after giving effect to the number of shares issued in the business combination. Shares retained by Sunpeaks are reflected as an issuance as of the merger date for the historical amount of the net assets of the acquired entity, which in this case is zero, on the accompanying condensed consolidated statement of stockholders’ deficit of 220,500,750 shares, which consists of Sunpeaks shares outstanding at December 31, 2011 of 370,500,750 plus 50,000,000 shares issued by Sunpeaks immediately prior and conjunction with the Merger to settle Sunpeaks’ debt outstanding prior to the Merger date, less 200,000,000 shares cancelled which were held by the former controlling owner of Sunpeaks.

Following the Merger, the financial statements of Sunpeaks give retroactive effect of the reverse recapitalization and represent the historical operations of HDS.

NOTE 5 - ACQUISITION

On August 1, 2011, pursuant to the Agreement, HDS acquired certain assets of GNR in exchange for assumption of debt and financial obligations of GNR (the “Acquisition”). From the date of inception of the Company and GNR until the time of the Acquisition, the President and sole owner of the Company held a 44% ownership interest in GNR, with the remaining 56% ownership interest of GNR being held by the brother of the Company’s President. Prior to the acquisition, the Company and GNR were considered entities under common control, with common ownership, as control and ownership of each entity resided with the Company’s President and an immediate family member.

Pursuant to ASC Subtopic 805-50, HDS recorded assets acquired and liabilities assumed at their carrying value, which equaled historical cost, on the date of transfer. Carrying value of assets and liabilities acquired by the Company as of the acquisition date consisted of:

Assets Acquired
Inventory	$40,550

Liabilities Assumed
Accounts payable	2,733
Due to Healthrite	7,000
Line of credit	130,488
Total Liabilities Assumed	140,221

Net Liabilities Assumed	$99,671

Pursuant to ASC Section 805-50-45, the Acquisition was accounted for as a transfer between entities under common control, whereas results of operations for the period in which the Acquisition occurred are reported as though the Acquisition had occurred at the beginning of the period. Accordingly, results of operations, presented in the accompanying combined financial statements, for the period January 1, 2011 through July 31, 2011 are comprised of combined operations of the Company and GNR, as separate entities, and beginning August 1, 2011, results of operations are comprised of the operations of the Company, including results of operations related to the assets acquired and liabilities acquired pursuant to the Agreement.

Intercompany transactions occurred on or after August 1, 2011 have been eliminated. Likewise, for the period January 1, 2011 through July 31, 2011, effects of any intra-entity transactions (between HDS and GNR) have been eliminated, resulting in operations for the period prior to Acquisition date essentially being on the same basis as operations post Acquisition date.

NOTE 6 – DEBT

Lines of Credit

The Company has a $200,000 line of credit agreement with a financial institution which bears interest at US prime rate plus 1% per annum, but in no event less than 5.5% (5.5% at September 30, 2012 and December 31, 2011), is due on demand, and is secured by all assets of the Company. As of September 30, 2012 and December 31, 2011, the Company had outstanding balances on the line of credit of $200,000. The Company is currently in good standing and was in good standing at September 30, 2012 and December 31, 211. There are no outstanding debt covenants.

On May 7, 2012, the Company entered into a $500,000 line of credit agreement with a lender which bears interest at a floating per annum rate equal to the greater of (a) the prime rate as published by the Wall Street Journal plus the prime rate increment of 3.5%, or (b) the minimum prime rate of 3.25% plus the prime rate increment of 3.5%.   Advances are limited to 80% of the eligible receivables balance of the Company as determined by the lender.  Advances are repaid through collections on accounts receivable which are remitted directly through lockbox to the lender.  The credit line is secured by all assets of the Company. As of September 30, 2012, the Company had outstanding balances on the line of credit of $57,404. The Company is currently in good standing and was in good standing at September 30, 2012. There are no outstanding debt covenants.

Convertible debt

During the three months ended March 31, 2012 and June 30, 2012, the Company issued $400,000 and $1,050,000, respectively, of convertible debentures to an investor, with various maturities from March 1, 2014 through May 16, 2014. Interest accrues at the rate of ten percent per annum and is payable at the respective maturity date in cash.

The investor is entitled to convert the accrued interest and principal of the convertible debentures into common stock of the Company at a conversion price equal to 80% of the Average Closing Price of the common stock. The Average Closing Price is set forth in the convertible debt agreements as follows: average closing price during the ten consecutive trading days immediately prior to conversion for $400,000 of convertible debt issued during the first quarter of 2012 and average closing price during the three consecutive trading days immediately prior to conversion for $1,050,000 of convertible debt issued during the second quarter of 2012.  In the event the common stock of the Company trades at or above $0.30 at any time during the day for a period of ten consecutive trading days, the Company may at its option convert all or part of the convertible debt into common stock at the applicable conversion price.

Accounting for Convertible Debt

Under the initial accounting, the Company allocated the proceeds to the embedded conversion derivative liability, which exceeded the value of the convertible debt at the issuance date for $575,000 of the convertible debt issuance. For the remaining $875,000 of debt issuances, the Company allocated $617,127 of the proceeds to the embedded conversion derivative liability. The proceeds allocated to the embedded conversion derivative liability were recognized as a discount to the convertible debt. During the nine months ended September 30, 2012, the Company recorded aggregate debt discounts of $1,192,127 related to the conversion rights.

The debt discount is accreted to interest expense over the life of the convertible debentures using the effective interest method.  During the three and nine months ended September 30, 2012, the Company recorded interest accretion expense of $50,367 and $171,717 respectively, which is included in interest expense on the accompanying condensed consolidated statement of operations.

NOTE 7 – FAIR VALUE MEASUREMENTS

The following table presents the embedded conversion derivative liabilities, the Company’s only financial liabilities measured and recorded at fair value on the Company’s consolidated balance sheets on a recurring basis and their level within the fair value hierarchy as of September 30, 2012.

	Total	Level 1	Level 2	Level 3
Embedded conversion derivative liabilities	$1,520,394	$-	$-	$1,520,394

The following table reconciles, for the nine months ended September 30, 2012, the beginning and ending balances for financial instruments that are recognized at fair value in the consolidated financial statements:

Balance of embedded conversion derivative liability, December 31, 2011	$-
Fair value of embedded conversion derivative liabilities at issuance	1,192,127
Loss at issuance	161,100
Loss on fair value adjustments to embedded conversion derivative liabilities	167,167
Balance of embedded conversion derivative liabilities, September 30, 2012	$1,520,394

The fair value of the conversion features are calculated at the time of issuance and the Company records a derivative liability for the calculated value using a Black-Scholes option-pricing model. Changes in the fair value of the derivative liability are recorded in other income (expense) in the consolidated statements of operations. Upon conversion of the convertible debt to stock, the Company reclassifies the related embedded conversion derivative liability to additional paid in capital.

When the fair value of the embedded conversion derivative liability exceeds the carrying value of the convertible debentures on the issuance date, the convertible debentures is recorded at a full discount and the excess amount of the embedded derivative liability over the carrying value of the convertible debenture is recognized as a loss on derivative upon issuance. The Company has considered the provisions of ASC 480, Distinguishing Liabilities from Equity, as the conversion feature embedded in each debenture could result in the stated note principal being converted to a variable number of the Company’s common shares.

The Company believes the recorded values of its other financial instruments (consisting of cash, accounts receivable, accounts payable, accrued liabilities, line of credit and due to related parties) approximate their fair values because of their nature and respective maturity dates or durations.

NOTE 8 - EQUITY

Preferred Stock

Liquidation Preference

In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Class A Preferred Shares shall be entitled to receive out of the assets of the Company, whether such assets are capital or surplus of any nature, an amount equal to the stated par value less the aggregate amount of all prior distributions to its preferred shareholders made to holders of all classes of preferred shares, plus any accrued previously declared but unpaid dividends (the amount so determined being hereinafter referred to as the “Liquidation Preference”). No distribution shall be made to the holders of the common shares upon liquidation, dissolution, or winding up until after the full amount of the Liquidation Preference has been distributed or provided to the holders of the preferred shares.

If, upon such liquidation, dissolution or winding up the assets thus distributed among the preferred shareholders shall be insufficient to permit payment to such shareholders of the full amount of the liquidation preference, the entire assets of the Company shall be distributed ratably among the holders of all classes of preferred shares.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, when the Company has completed distribution of the full Liquidating Preference to the holders of the Class A preferred shares, the Class A Preferred shares shall be considered to have been redeemed, and thereafter, the remaining assets of the Company shall be paid in equal amounts on all outstanding shares of common stock.

Conversion Rights

At any time holders of the Class A Preferred Shares who endorse the share certificates and deliver them together with a written notice of their intent to convert to the corporation at its principal office, shall be entitled to convert such shares and receive five (5) shares of common stock for each share being converted. Such conversion is subject to the following adjustments, terms, and conditions:

1)
If the number of outstanding shares of common stock has been decreased since the initial issuance of the Class A Preferred Shares (or series having conversion rights (by reason of any split, stock dividend, merger, consolidation or other capital change or reorganization affecting the number of outstanding shares of common stock), the number of shares of common stock to be issued on conversion to the holders, or Class A Preferred Shares shall not be adjusted unless by appropriate amendment of this article. If the number of outstanding shares of common stock has been increased since the initial issuance of the Class A Preferred Shares (or series having conversion rights (by reason of any split, stock dividend, merger, consolidation or other capital change or reorganization affecting the number of outstanding shares of common Stock), the number of shares of common stock to be issued on conversion to the holders, or Class A Preferred Shares shall equitably be adjusted by appropriate amendment of this article, and other articles as applicable.

2)
Shares converted under this article shall not be reissued. The corporation shall at all times reserve and keep available a sufficient number of authorized but unissued common shares, and shall obtain and keep in effect any required permits to enable it to issue and deliver all common shares required to implement the conversion rights granted herein.

3)
No fractional shares shall be issued upon conversion, but the corporation shall pay cash for any fractional shares of common stock to which shareholders may be entitled at the fair value of such shares at the time of conversion. The board of directors shall determine such fair value.

Voting Rights

With respect to each matter submitted to a vote of stockholders of the Corporation, each holder of Class A Preferred Shares shall be entitled to cast that number of votes which is equivalent to the number of shares of Class A Preferred Shares owned by such holder times one hundred (100). The Company shall not, without the affirmative vote or written consent of the holders of at least a majority of the outstanding Class A Preferred Shares (i) authorize or create any additional class or series of stock ranking prior to or on a parity with the Class A Preferred Shares as to the dividends or the distribution of assets upon liquidation, or (ii) change any of the rights, privileges or preferences of the Class A Preferred Shares.

NOTE 9 – RELATED PARTY TRANSACTIONS

As discussed in NOTE 3, the Company has a sales arrangement with Healthrite, a specialty pharmacy wholly owned by the Company’s President and Director. Pursuant to the arrangement, Healthrite would purchase pharmaceutical products directly from manufacturers and resells the products to the Company, who then sells the products to customers. The Company acts as an agent in the sales of Healthrite product to customers and recognizes revenue for the net amount retained. During the three and nine month periods ended September 30, 2012, the Company recognized net revenue from sales to Healthrite of $0 and $80,758, respectively, based on gross sales of $0 and $188,710,  respectively.  During the three and nine month periods ended September 30, 2011, the Company recognized net revenue from sales to Healthrite of $39,639 and $117,010, respectively, based on gross sales of $287,262 and $1,128,588, respectively.

At December 31, 2011, the Company owed HealthRite $100,647. During the nine months ended September 30, 2012, the Company repaid $17,065 of the amount owed to HealthRite and the remaining balance of $90,582 was forgiven during June 2012 and recognized as an equity contribution to the Company by the Company’s President and Director. During April 2012, the Company’s sales arrangement with Healthrite ceased.

Additionally, ICAPP, LLC, an entity controlled by Mackie Barch that was originally set up to be a holding company, loaned HDS $998, interest free.  At December 31, 2011, the company owed ICAPP, LLC $998; however, the balance was forgiven during June 2012 and recognized as a equity contribution to the Company by the Company’s President and Director. The Company has never done any business with ICAPP, LLC.

At September 30, 2012 and December 31, 2011, the Company owed $148,215 and $200,100, respectively, to its President for repayment of advances. The advances are unsecured, non-interest bearing, and due on demand. The Company imputed interest expense of $7,303 and $0 on these advances owed during the nine months ended September 30, 2012 and 2011, respectively.

During December 2011, the Company received an advance from a related party of $75,000, and this amount was outstanding as of December 31, 2011 and September 30, 2012.  The advance is unsecured, bears interest at 5.5% and was originally due on June 13, 2012.  On July 6, 2012, the due date was extended to October 13, 2012.  During the nine months ended September 30, 2012 and 2011, the Company recorded interest expense of approximately $2,465 and $0, respectively, on this advance.

NOTE 10 – INCOME TAXES

No provision for federal income taxes has been recognized for the nine months ended September 30, 2012 and 2011 as the Company incurred a net operating loss for income tax purposes in each period and has no carryback potential.

Deferred tax assets and liabilities at September 30, 2012 and December 31, 2011 totaled a net deferred tax asset of approximately $815,944 and $128,049, respectively, and consisted primarily of deferred tax assets resulting from net operating loss carryforwards.  We have provided a full valuation allowance due to uncertainty regarding the realizability of these tax assets. At September 30, 2012, the Company has net operating loss carryforwards totaling approximately $2.3 million for federal income tax purposes, which may be carried forward in varying amounts until the time when they begin to expire in 2029 through 2032, but may be limited in their use due to significant changes in the Company’s ownership.

At September 30, 2012 and December 31, 2011, the Company has no uncertain tax positions.

NOTE 11 – SUBSEQUENT EVENTS

TCA Global Credit Master Fund, LP

Effective on October 11, 2012, we entered into a Senior Secured Revolving Credit Facility Agreement (the “Credit Agreement”) dated as of September 30, 2012 with TCA Global Credit Master Fund, LP,. a Cayman Islands limited partnership. Pursuant to the Agreement, TCA agreed to loan up to $5 million to us for working capital purposes. A total of $700,000 was funded by TCA in connection with the closing. The amounts borrowed pursuant to the Credit Agreement are evidenced by a Revolving Promissory Note (the “Revolving Note”), the repayment of which is secured by a Security Agreement executed by us and our wholly-owned subsidiary, Healthcare Distribution Specialists, LLC. Pursuant to the Security Agreements, the repayment of the Revolving Note is secured by a security interest in substantially all of our assets in favor of TCA. The initial Revolving Note in the amount of $700,000 is due and payable along with interest thereon on April 11, 2013, and bears interest at the rate of 12% per annum, increasing to 18% per annum upon the occurrence of an event of default.  We also agreed to pay TCA a fee of $150,000, payable in the form of 3,048,781 shares of common stock.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Healthcare Distribution Specialists LLC (formerly Amerisure Pharmaceuticals LLC)

We have audited the accompanying consolidated balance sheet of Healthcare Distribution Specialists LLC (formerly Amerisure Pharmaceuticals LLC) (the “Company”) as of December 31, 2011 and the combined balance sheet of the Company as of December 31, 2010 and the related consolidated statements of operations, stockholders' deficit and cash flows for the year ended December 31, 2011 and the related combined statements of operations, stockholders' deficit and cash flows for the year ended December 31, 2010.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

 We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Healthcare Distribution Specialists LLC (formerly Amerisure Pharmaceuticals LLC) as of December 31, 2011 and 2010 and the results of its operations and cash flows for the periods described above in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  The Company has not established a source of revenues sufficient to cover its operating costs, and as such, has incurred an operating loss since its inception. These matters raise substantial doubt about the Company’s ability to continue as a going concern.  These financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that may result should the Company be unable to continue as a going concern. See note 1 to the financial statements for further information regarding this uncertainty.

/s/ M&K CPAS, PLLC

www.mkacpas.com
Houston, Texas
July 23, 2012

HEALTHCARE DISTRIBUTION SPECIALISTS LLC
(formerly Amerisure Pharmaceuticals LLC)

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2011 AND COMBINED BALANCE SHEET AS OF DECEMBER 31, 2010

	December 31, 2011	December 31, 2010
		(As Adjusted)
ASSETS

Current Assets
Cash	$38,658	$6,812
Accounts receivable	211,549	45,210
Inventory	12,144	55,764
Prepaid expenses and other current assets	12,568	-
Total Current Assets	274,919	107,786

Property and equipment, net of accumulated depreciation of $27,237 and $0	29,683	-

Total Assets	$304,602	$107,786

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities
Accounts payable and accrued liabilities	$97,606	$3,174
Line of credit	200,000	132,793
Due to related parties	376,745	50,621
Total Current Liabilities	674,351	186,588

Commitments and contingencies	-	-

Stockholders’ Deficit
Members’ stock: no par value; unlimited shares authorized;
1,000 shares issued and outstanding	1,000	1,000
Additional paid in capital	5,866	-
Accumulated deficit	(376,615)	(79,802)
Total Stockholders’ Deficit	(369,749)	(78,802)

Total Liabilities and Stockholders’ Deficit	$304,602	$107,786

The accompanying notes are an integral part of these financial statements.

HEALTHCARE DISTRIBUTION SPECIALISTS LLC
(formerly Amerisure Pharmaceuticals LLC)

CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDING DECEMBER 31, 2011 AND COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDING DECEMBER 31, 2010

	Year Ended December 31,
	2011	2010
		(As Adjusted)

Net Revenue	$617,853	$-
Net Revenue, Related Party	244,897	75,305
Total Not Revenue	862,750	75,305

Cost and Expenses
Cost of goods sold	453,553	9,255
General and administrative	313,826	59,576
Salaries and commissions	233,838	8,133
Professional fees	144,080	452
Total Operating Expenses	1,145,297	77,416

Operating Loss	(282,547)	(2,111)

Other Expense
Interest expense	(14,266)	(7,217)

Net Loss	$(296,813)	$(9,328)

The accompanying notes are an integral part of these financial statements.

HEALTHCARE DISTRIBUTION SPECIALISTS LLC
(formerly Amerisure Pharmaceuticals LLC)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT FOR THE YEAR ENDING DECEMBER 31, 2011 AND COMBINED STATEMENT OF STOCKHOLDERS’ DEFICIT FOR THE YEAR ENDING DECEMBER 31, 2010

	Common Stock		Additional	Accumulated
	Shares	Value	paid in capital	Deficit	Total
Balance, December 31, 2009 (adjusted)	-	$-	$-	(70,474)	$(70,474)
Contribution for members shares	1,000	1,000	-	-	1,000
Net loss	-	-	-	(9,328)	(9,328)
Balance, December 31, 2010 (adjusted)	1,000	1,000	-	(79,802)	(78,802)
Imputed interest on advances from related party	-	-	5,866	-	5,866
Net loss	-	-	-	(296,813)	(296,813)
Balance, December 31, 2011	1,000	$1,000	$5,866	(376,615)	$(369,749)

The accompanying notes are an integral part of these financial statements.

HEALTHCARE DISTRIBUTION SPECIALISTS LLC
(formerly Amerisure Pharmaceuticals LLC)

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDING DECEMBER 31, 2011 AND COMBINED STATEMENT OF CASH FLOWS FOR THE YEAR ENDING DECEMBER 31, 2010

	Year Ended December 31,
	2011	2010
		(As Adjusted)
Operating Activities
Net loss	$(296,813)	$(9,328)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Imputed interest on advances from related party	5,866	-
Depreciation	27,237	-
Impairment of inventory	43,376	-
Changes in operating assets and liabilities:
Accounts receivable	(166,339)	(45,210)
Inventory	244	9,255
Prepaid expenses and other current assets	(12,568)	-
Due to related parties	50,026	50,622
Accounts payable and accrued liabilities	94,432	1,710
Net Cash (Used in) Provided by Operating Activities	(254,539)	7,049

Investing Activities
Purchase of property and equipment	(56,920)	-
Net Cash Used in Investing Activities	(56,920)	-

Financing Activities
Proceeds from advances from related parties	276,098	-
Proceeds from issuance of member’s shares	-	1,000
Net proceeds from (payments on) line of credit	67,207	(5,301)
Net Cash Provided by (Used in) Financing Activities	343,305	(4,301)

Net Increase in Cash	31,846	2,748
Cash at Beginning of Year	6,812	4,064
Cash at End of Year	$38,658	$6,812

Supplemental Cash Flow Information
Interest paid	$8,400	$7,217
Income taxes paid	$-	$-

The accompanying notes are an integral part of these financial statements.

HEALTHCARE DISTRIBUTION SPECIALISTS LLC
(formerly Amerisure Pharmaceuticals LLC)

NOTES TO COMBINED FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 1 - ORGANIZATION, DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Organization and Description of Business

Healthcare Distribution Specialists LLC (the “Company” or “HDS”) was incorporated as a limited liability company in the state of Delaware on September 19, 2008 under the name Amerisure Pharmaceuticals LLC. On July 28, 2011, the Company changed its name to Healthcare Distribution Specialists LLC.

During 2011, the Company finalized a significant transaction. On August 1, 2011, pursuant to an Amended and Restated Asset Acquisition Agreement (the “Agreement”) between HDS and Global Nutritional Research, LLC (“GNR”), HDS acquired certain assets of GNR in exchange for assumption of debt and financial obligations of GNR (the “Acquisition”). This discussion on the business of the Company should be read considering the discussion below under “Principles of Combination”, which discusses the accounting treatment for the acquisition of GNR, and NOTE 4, which discusses the terms of the acquisition of GNR.

The Company is a value-added distributor of hard-to-find and specialty drugs to the healthcare provider market throughout the United States, while functioning as an aggregator of real-time market demand for these products. We also own and sell a specialized over-the-counter multivitamin product called Clotamin. Clotamin is specifically designed for use by patients on Warfarin, a blood thinner that has a known interaction with the vitamin K present in standard over-the-counter multivitamins.

Prior to the Acquisition, the Company was considered a development stage company. Following the Acquisition, the Company operates through one operating segment and is no longer considered development stage.

Principles of Consolidation/Combination

During the years ended December 31, 2011 and 2010, HDS had no subsidiaries. From the date of inception of HDS and GNR, until the time of the Acquisition, the President and sole owner of HDS held a 44% ownership interest in GNR, with the remaining 56% ownership interest of GNR being held by the brother of HDS’s President. Prior to the acquisition, HDS and GNR were considered entities under common control and common ownership, as control and ownership of each entity resided with HDS’s President and an immediate family member.

As both HDS and GNR are under common control and ownership, the Acquisition was accounted for as a transfer of assets, constituting a business, under common control. Accordingly, pursuant to ASC Subtopic 805-50, the operations of GNR for the years ended December 31, 2011 and 2010 were included in the accompanying financial statements as if the transaction had occurred retroactively. See NOTE 4 for further discussion. Intra-company and intercompany transactions between HDS and GNR were eliminated, resulting in operations for the retroactive period prior to the acquisition date essentially being on the same basis as operations post acquisition date.

When referring to HDS or the Company and using phrases such as “we” “us” and “our”, the intent is to refer to HDS and GNR combined.

NOTE 2 – LIQUIDITY

The accompanying consolidated/combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern. The Company has historically incurred net losses. At December 31, 2011 the Company had an accumulated deficit of $376,615, a working capital deficit of $399,432, and cash on hand of $38,658.  These conditions give rise to substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include adjustments relating to the recoverability and classification of reported asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company expects to finance its operations primarily through its existing cash and future financings. However, there exists substantial doubt about the Company’s ability to continue as a going concern because it will be required to obtain additional capital in the future to continue its operations and there is no assurance that the Company will be able to obtain such capital, through equity or debt financings, or any combination thereof, whether on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet the Company’s ultimate capital needs and to support its growth. If adequate capital cannot be obtained on a timely basis and on satisfactory terms, the Company’s operations would be materially negatively impacted. The Company’s ability to complete additional offerings is dependent on the state of the debt and equity markets at the time of any proposed offering, and such market’s reception of the Company and the offering terms. In addition, the Company’s ability to complete an offering may be dependent on the status of the Company’s business activities, which cannot be predicted.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements and the related notes of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year-end is December 31.

As described in NOTE 4, HDS’s financial statements have been retrospectively adjusted as of and for the year ended December 31, 2010 to present the combined financial position and results of operations of the Company and GNR, as discussed above under “Principles of Combination”.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Revenue Recognition

The Company’ revenue consists of revenue from sales of pharmaceutical products. Revenue is recognized at the time when the price is fixed and determinable, persuasive evidence of an arrangement exists, the service has been provided, and collectability is reasonably assured.

Sales of Product: The Company earns product revenue from selling pharmaceutical products at the time of delivery, which is the time at which title to the product is transferred.

Sourcing and Distribution of Products, as an agent:. In accordance with ASC Section 605-45-45, revenue is recognized from agent distribution sales for the net amount retained when all criteria for revenue recognition have been met. Determining whether an entity functions as an agent or a principal is a matter of judgment. The Company considers multiple indicators in the determination of whether it acts as an agent in sales transactions.

The Company acts as an agent for sales of products on behalf of Healthrite Pharmaceuticals (“Healthrite”), a company wholly owned and controlled by the President, and sole owner of the Company. Healthrite is a pharmacy and is therefore prohibited from distributing pharmaceuticals across state lines. During the years ended December 31, 2011 and 2010, the Company recognized net revenue from sales to Healthrite of $244,897 and $0, respectively, based on gross sales of $1.4 million and $425,000, respectively. See NOTE 7 for additional discussion.

Because the Company does not have discrete financial information generated by the Company’s internal financial reporting system, the Company has determined that these revenue sources are generated from one segment.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments purchased with a maturity of three months or less at the time of issuance to be cash equivalents. These investments are carried at cost which approximates fair value. At December 31, 2011 and 2010, there were no cash equivalents.

Accounts Receivable

The Company’s accounts receivable are composed of trade receivables from customers for sales of products. Trade receivables include accounts receivable for sales of product and sourcing and distribution of product for which the Company acts as an agent, which are based on gross sales to customers.

Accounts receivable are stated at their principal balances and are non-interest bearing and unsecured. The Company maintains an allowance for doubtful accounts for the estimated probable losses on uncollectible accounts receivable.

Uncollectible accounts receivable are written off when a settlement is reached for an amount less than the outstanding historical balance or when we determine that it is highly unlikely the balance will be collected. At December 31, 2011 and 2010, the Company’s allowance for doubtful accounts was $0 and $0, respectively.

Inventory

Inventory is comprised of finished product and is recorded at lower of cost or market on a first-in, first-out (“FIFO”) method. The Company establishes inventory reserves for estimated obsolete or unmarketable inventory equal to the differences between the cost of inventory and the estimated realizable value based upon assumptions about future and market conditions. If obsolete or unmarketable inventory are identified and there are no alternate uses for the inventory, the Company will record a write-down to net realizable value in the period that the impairment is first recognized. At December 31, 2011 and 2010, the allowance for obsolete or unmarketable inventory was $0 and $0, respectively, and during the years ended December 31 2011 and 2010, the Company recognized inventory impairments of $43,376 and $0, respectively, which the Company recorded in cost of sales.

Property and Equipment

Property and equipment are stated at cost at date of acquisition. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. Upon retirement or disposal of assets, the asset and accumulated depreciation accounts are adjusted accordingly, and any gain or loss is reflected in earnings or loss of the respective period. Maintenance costs and repairs are expensed as incurred; significant renewals and betterments are capitalized.

Amortization of leasehold improvements is included in depreciation expense. The Company records operating lease expense on a straight-line basis. The Company amortizes leasehold improvements, including amounts funded by landlord incentives or allowances, for which the related deferred rent is amortized as a reduction of lease expense, over the shorter of their economic lives or the lease term.

The estimated useful life of each asset is as follows:

Estimated Useful Lives

Furniture and equipment	3-7 years
Leasehold improvements	1 year

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset, or related groups of assets, may not be fully recoverable from estimated future cash flows. Factors that might indicate a potential impairment may include, but are not limited to, significant decreases in the market value of the long-lived asset, a significant change in the long-lived asset’s physical condition, a change in industry conditions or a reduction in cash flows associated with the use of the long-lived asset.

If these or other factors indicate the carrying amount of the asset may not be recoverable, we determine whether an impairment has occurred through analysis of undiscounted cash flow of the asset at the lowest level that has an identifiable cash flow. If an impairment has occurred, we recognize a loss for the difference between the carrying amount and the fair value of the asset. We measure the fair value of the asset using market prices or, in the absence of market prices, based on an estimate of discounted cash flows. Cash flows are generally discounted using an interest rate commensurate with a weighted average cost of capital for a similar asset. No impairments were identified as of or during the years ended December 31, 2011 and 2010.

Financial Instruments and Fair Value Measures

The Company measures fair value in accordance with ASC Topic 820, Fair Value Measurements and Disclosures, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The three levels are as follows:

Level 1 – Observable inputs such as quoted prices in active markets at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Other inputs that are observable, directly or indirectly, such as quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Unobservable inputs for which there is little or no market data and which we make our own assumptions about how market participants would price the assets and liabilities.

The Company’s financial instruments consist principally of cash, accounts receivable, accounts payable and accrued liabilities, line of credit, and amounts due to related parties. We believe the recorded values of our financial instruments approximate their fair values because of their nature and respective maturity dates or durations.

Shipping and Handling Costs

Shipping and handling costs incurred for inventory purchases and product shipments are included in general and administrative expenses for all periods presented.

Advertising Expenses

Advertising costs are expensed as incurred and are included in general and administrative expenses for all periods presented. Advertising expenses for the years ended December 31, 2011 and 2010 were $9,276 and $0, respectively.

Concentration of Risk

The Company maintains its cash in institutions insured by the Federal Deposit Insurance Corporation (FDIC). Beginning December 31, 2010 through December 31, 2012 all non-interest-bearing transaction accounts were fully insured, regardless of the balance of the account, at all FDIC-insured institutions. This unlimited insurance coverage was separate from, and in addition to, the insurance coverage provided to the depositor’s other accounts held by a FDIC-insured institution, which are insured for balances up to $250,000 per depositor until December 31, 2013. At December 31, 2011 and 2010, the amounts held in the banks did not exceed the insured limit of $250,000.

During the year ended December 31, 2011 and 2010, one vendor accounted for 75% and 100%, respectively, of purchases.

During the year ended December 31, 2011, two customers accounted for 28% and 20% of sales.  During the year ended December 31, 2010, one customer accounted for 82% of sales.  At December 31, 2011, no customers accounted for more than 15% of accounts receivable.  At December 31, 2010, one customer accounted for 85% of accounts receivable.

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. The Company provides a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more-likely-than-not that the deferred tax assets will not be realized. When the Company establishes or reduces the valuation allowance against its deferred tax assets, its provision for income taxes will increase or decrease, respectively, in the period such determination is made. The Company’s policy is to recognize interest and penalties related to the estimated obligations for tax positions as a component of income tax expense.

The Company records liabilities related to uncertain tax positions in accordance with the guidance that clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements by prescribing a minimum recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company does not believe any such uncertain tax positions currently pending will have a material adverse effect on its Combined Financial Statements, although an adverse resolution of one or more of these uncertain tax positions in any period could have a material impact on the results of operations for that period.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income and other comprehensive income (loss). For the years ended December 31, 2011 and 2010, the Company had no items representing other comprehensive income or loss.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board, or FASB, issued ASU No. 2011-05, which is an update to Topic 220, Presentation of Comprehensive Income. This update amends current comprehensive income guidance and eliminates the option of presenting the components of other comprehensive income as part of the statement of stockholders' equity. This update presents an entity with the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The new guidance was originally proposed to be effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and applied retrospectively. In October 2011, the FASB proposed to defer the effective date of certain provisions in the guidance related to the presentation of reclassification adjustments. No effective date has been announced. As ASU No. 2011-05 relates only to the presentation of comprehensive income, we do not expect that the adoption of this update will have a material effect on our financial statements.

In May 2011, the FASB issued ASU No. 2011-04, which is an update to Topic 820, Fair Value Measurement. This update establishes common requirements for measuring fair value and related disclosures in accordance with GAAP and international financial reporting standards. This amendment did not require additional fair value measurements. ASU No. 2011-04 is effective for all interim and annual reporting periods beginning after December 15, 2011. We do not believe there will be a significant impact on our financial statements from the adoption of ASU No. 2011-04.

Subsequent Events

The Company evaluated material events occurring between December 31, 2011 and through the date when the financial statements were issued.

NOTE 4 – ACQUISITION AND RETROACTIVE ADJUSTMENT

On August 1, 2011, pursuant to the Agreement between the Company and GNR, the Company acquired certain assets of GNR in exchange for assumption of debt and financial obligations of GNR (the “Acquisition”). From the date of inception of the Company and GNR until the time of the Acquisition, the President and sole owner of the Company held a 44% ownership interest in GNR, with the remaining 56% ownership interest of GNR being held by the brother of the Company’s President. Prior to the acquisition, the Company and GNR were considered entities under common control, with common ownership, as control and ownership of each entity resided with the Company’s President and an immediate family member.

Pursuant to ASC Subtopic 805-50, HDS recorded assets acquired and liabilities assumed at their carrying value, which equaled historical cost, on the date of transfer. Carrying value of assets and liabilities acquired by the Company as of the acquisition date consisted of:

Assets Acquired
Inventory	$40,550

Liabilities Assumed
Accounts payable	2,733
Due to related parties	7,000
Line of credit	130,488
Total Liabilities Assumed	140,221

Net Liabilities Assumed	$99,671

Pursuant to ASC Section 805-50-45, the Acquisition was accounted for as a transfer between entities under common control, whereas results of operations for the period in which the Acquisition occurred are reported as though the Acquisition had occurred at the beginning of the period. Accordingly, results of operations, presented in the accompanying combined financial statements, for the period January 1, 2011 through July 31, 2011 are comprised of combined operations of the Company and GNR, as separate entities, and beginning August 1, 2011, results of operations are comprised of the operations of the Company, including results of operations related to the assets acquired and liabilities acquired pursuant to the Agreement.

Also pursuant to ASC Section 805-50-45, financial statements and financial information presented for 2010 have been retrospectively adjusted to furnish comparative information. Therefore, the accompanying combined financial statements as of and for the year ended December 31, 2010 present the combined financial position and results of operations of the Company and GNR.

Intercompany transactions occurred on or after August 1, 2011 have been eliminated. Likewise, for the period January 1, 2011 through July 31, 2011 and for the year ended December 31, 2010, effects of any intra-entity transactions (between HDS and GNR) have been eliminated, resulting in operations for the period prior to Acquisition date essentially being on the same basis as operations post Acquisition date.

The impact of the retrospective adjustment on the Company’s combined balance sheet and statement of operations as of and for the year ended December 31, 2010 is summarized below.

BALANCE SHEET

	December 31, 2010
	HDS as originally reported	GNR	Combined HDS and GNR
			(As Adjusted)
Current Assets
Cash	$591	$6,221	$6,812
Accounts receivable	43,897	1,313	45,210
Inventory	-	55,764	55,764
TOTAL ASSETS	44,488	63,298	107,786

Current Liabilities
Accounts payable and accrued liabilities	-	3,174	3,174
Line of Credit	-	132,793	132,793
Accounts payable and accrued liabilities – related party	50,621	-	50,621
Total Liabilities	50,621	135,967	186,588

Stockholders’ Deficit
Members’ stock	1,000	-	1,000
Accumulated deficit	(7,133)	(72,669)	(79,802)
Total Stockholders’ Deficit	(6,133)	(72,669)	(78,802)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$44,488	$63,298	$107,786

STATEMENT OF OPERATIONS

	Year Ended December 31, 2010
	HDS as originally reported	GNR	Combined HDS and GNR
			(As Adjusted)

Revenues, net	$-	$76,618	$76,618

Cost and Expenses
Cost of goods sold	-	9,255	9,255
General and administrative	6,681	54,208	60,889
Salaries and commissions	-	8,133	8,133
Professional fees	452	-	452
Total Operating Expenses	7,133	71,596	78,729

Operating (Loss) Income	(7,133)	5,022	(2,111)

Other expense
Interest expense	-	(7,217)	(7,217)

Net Loss	$(7,133)	$(2,195)	$(9,328)

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

	December 31,
	2011	2010
Furniture and equipment	$34,206	$-
Leasehold improvements	22,714	-
	56,920	-
Less: accumulated depreciation	(27,237)	-
	$29,683	$-

The Company recorded depreciation expense of $27,237 and $0 during the years ended December 31, 2011 and 2010, respectively.

NOTE 6 – LINE OF CREDIT

The Company has a $200,000 line of credit agreement with a financial institution which bears interest at US prime rate plus 1% per annum, but in no event less than 5.5% (5.5% at December 31, 2011 and 2010), is due on demand, and is secured by all assets of the Company.  This line of credit was assumed by the Company in connection with the acquisition of GNR.

As of December 31, 2011 and 2010, the Company had outstanding balances on the line of credit of $200,000 and $132,793, respectively.  At December 31, 2011 and 2010, the Company is in good standing and there are no outstanding debt covenants.

NOTE 7 – RELATED PARTY TRANSACTIONS

As discussed in NOTE 3, the Company has a sales arrangement with Healthrite, a specialty pharmacy wholly owned by the Company’s President and sole owner. Pursuant to the arrangement, Healthrite purchases pharmaceutical products directly from manufacturers and resells the products to HDS, who then sells the products to customers. The Company acts as an agent in the sales of Healthrite product to customers and recognizes revenue for the net amount retained. During the years ended December 31, 2011 and 2010, HDS recognized net revenue from Healthrite sales of $244,897 and $0, respectively, based on gross sales of $1.4 million and $425,000, respectively.  During 2010 and for the first half of 2011, the Company resold the drugs purchased from Healthrite at the same price the Company purchased them, basically acting as the selling arm of Healthrite.  This was done since the Company had certain licenses to sell products in states where Healthrite did not have licenses and it enabled the Company to get additional name recognition in the industry.  Starting in mid-2011 the Company began marking up the product we purchased from Healthrite by approximately 50% when the Company sold the product to third-party purchasers. Recently, Healthrite notified the Company that due to the cost and effort to maintain a pharmaceutical license it has surrendered its pharmaceutical license and will no longer be selling pharmaceuticals, effective April 10, 2012.  The Company does not expect this action to have a material impact on its business since the Company now has its own direct relationship with suppliers and resellers of hard-to-find drugs.

At December 31, 2011 and December 31, 2010, the Company owed HealthRite $100,647 and $50,621, respectively.  These amounts are interest free.

During the years ended December 31, 2011 and 2010, HDS, an entity controlled by Mackie Barch, the Company’s sole officer and director, loaned the Company $200,100 and $0, respectively, which were used to fund the operations of the Company.  The $200,100 are proceeds HDS received from a loan from Eagle Bank.  HDS charged the Company the interest Eagle Bank charged HDS for the loan, which was $5,446 for 2011, based on a variable interest rate that will not be less than 5.5% per annum or more than the maximum rate allowed by law.  HDS did not charge any additional interest on the loan other than what was charged to HDS by Eagle Bank.  There is no agreement between HDS and the Company to evidence this loan.  As a result the Company imputed interest expense of $5,866 and $0 on this loan during the years ended December 31, 2011 and 2010, respectively.

During December 31, 2011, Justin Barch, the brother of Mackie Barch, the Company’s sole officer and director, loaned the Company $75,000, which was used to fund the operations of the Company.  The $75,000 are proceeds Justin Barch received from a loan from Eagle Bank.  Justin Barch charged the Company the interest Eagle Bank charged Justin Barch for the loan, which was $420 for 2011, based on an interest rate of 6.5% per annum.  Justin Barch did not charge any additional interest on the loan other than what was charged to Justin Barch by Eagle Bank.  There is no agreement between Justin Barch and the Company to evidence this loan.  As a result the Company imputed interest expense of $420 on this loan during the year ended December 31, 2011.

Additionally, ICAPP, LLC, an entity controlled by Mackie Barch and that was originally set up to be a holding company, loaned HDS $998, interest free.  This amount remains outstanding and is due on demand.

For 2011, the $100,647 owed to Healthrite for past drug purchases, the $200,100 owed on the loan from HDS, the $75,000 owed on the loan from Justin Barch, and the $998 owed to ICAPP, LLC, totals the $376,745 noted on the Company’s financial statements as due to related party on the Company’s balance sheet.”

NOTE 8 – INCOME TAXES

No provision for (benefit from) income taxes has been recognized for the years ended December 31, 2011 and 2010 as the Company incurred a net operating loss for income tax purposes in each period and has no carryback potential.

Deferred tax assets and liabilities as of December 31, 2011 and 2010 primarily consisted of:

	December 31,
	2011	2010

Deferred tax assets:
Net operating loss carryforwards	$128,049	$27,132
Total deferred tax assets	128,049	27,132
Deferred tax liabilities	-	-
Total net deferred tax asset	128,049	27,132
Valuation allowance	(128,049)	(27,132)
Deferred tax assets, net	$-	$-

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company assesses whether it is more likely than not that it will generate sufficient taxable income to realize its deferred income tax assets in a reasonable period of time. In making this determination, it considers all available positive and negative evidence and makes certain assumptions, including, among other things, the deferred tax liabilities; the overall business environment; the historical earnings and losses; and its outlook for future years.

At December 31, 2011 and 2010, the Company provided a full valuation allowance for its deferred tax assets, as it is more likely than not that these assets will not be realized in a reasonable period of time. During the years ended December 31, 2011 and 2010, the valuation allowance increased by approximately $100,917 and $3,172, respectively.

A reconciliation of the income tax provision computed at statutory tax rates to the income tax provision for the years ended December 31, 2011 and 2010 is as follows:

	2011		2010
Federal income tax expense (benefit) at statutory rate	(34	) %	(34	) %
Change in valuation allowance	34%		34%
Total income tax provision (benefit)	-%		-%

At December 31, 2011, the Company has net operating loss carryforwards of approximately $128,049 for federal income tax purposes. These net operating loss carryforwards may be carried forward in varying amounts until 2031 and will begin to expire, if not utilized, in 2029.

At December 31, 2011 and 2010 the Company has no uncertain tax positions.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company leases its 2,000 square foot facility in Maryland under a one year operating lease which originally expired on March 31, 2012. On April 1, 2012, the lease was renewed for one year, and expires on March 31, 2013.  Rental expense under this lease was approximately $17,000 and $0 for the years ended December 31, 2011 and 2010, respectively. Amounts payable in 2012 and 2013 for this lease is approximately $16,452 and $5,484, respectively.

NOTE 10 – SUBSEQUENT EVENTS

Merger

On February 16, 2012, pursuant to a Share Exchange Agreement dated February 13, 2012 (“Exchange Agreement”), Sunpeaks Ventures Corp. (“Sunpeaks”), a publicly reporting Nevada corporation listed on the OTC Bulletin Board, acquired 100% ownership interest in the Company, in exchange for the issuance of 200,000,000 newly-issued restricted shares of Sunpeaks’ common stock and 3,000,000 newly-issued restricted shares of Sunpeaks’ class A Preferred Stock (the “Exchange Shares”), to the former owner of the Company, resulting in the Company becoming a wholly-owned subsidiary of Sunpeaks.

For financial accounting purposes, this acquisition (referred to as the “Merger”) will be accounted for as a reverse recapitalization. Reverse recapitalization accounting is attributable to a long-held position of the staff of the Securities and Exchange Commission as the acquisition of a non-operating public shell company does not qualify as a business for business combination purposes, as described in Accounting Standards Codification Topic 805, Business Combinations.

Reverse recapitalization accounting applies when a non-operating public shell company acquires a private operating company and the owners and management of the private operating company have actual or effective voting and operating control of the combined company. In the Merger transaction, Sunpeaks qualifies as a non-operating public shell company because as of the Merger date, Sunpeaks held nominal net monetary assets, consisting of cash.

A reverse recapitalization is equivalent to the issuance of stock by the private operating company for the net monetary assets of the public shell corporation accompanied by a recapitalization with accounting similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets are recorded. Under recapitalization accounting, the equity of the accounting acquirer, (the Company), is presented as the equity of the combined enterprise and the capital stock account of the Company is adjusted to reflect the par value of the outstanding stock of the legal acquirer (Sunpeaks) after giving effect to the number of shares issued in the business combination. Shares retained by Sunpeaks are reflected as an issuance as of the merger date for the historical amount of the net assets of the acquired entity which in this case is zero.

Following the Merger, the financial statements of Sunpeaks will give retroactive effect of the reverse recapitalization and represent the operations of the Company. Therefore, presentation of pro-forma effect of the Merger is not included herein, as the pro-forma financial position and results of operations equal that of the Company’s accompanying combined financial statements.

Convertible Debt

On March 1, 2012 and March 9, 2012, the Company issued $200,000 and $200,000 of convertible debentures to an investor, which matures on March 1, 2014 and March 9, 2014, respectively. Interest accrues at the rate of ten percent per annum and is payable at the respective maturity date  in cash. The Investor is entitled to convert the accrued interest and principal of the convertible debentures into common stock of the Company at a conversion price equal to 80% of the average closing price of the common stock during the ten consecutive trading days immediately prior to the conversion.  In the event the common stock of the Company’s common stock trades at or above $0.30 at any time during the day for a period of ten consecutive trading days, the Company may at its option convert all or part of the convertible debt into common stock at the applicable conversion price.

On April 5, 2012, the Company issued a $700,000 convertible debenture to an investor, which matures on April 5, 2014. Interest accrues at the rate of ten percent per annum and is payable at the maturity date in cash. The investor is entitled to convert the accrued interest and principal of the convertible debenture into common stock of the Company at a conversion price equal to 80% of the average closing bid price of the common stock during the three consecutive trading days immediately prior to the conversion.  On May 10, 2012 the Company entered into an amendment to this agreement which increased the principal amount from up to $700,000 to up to $1,275,000.  As of the date these financial statements were issued, the Company had received proceeds of $950,000 under this convertible debenture.

Marketing Agreement

On April 4, 2012, the Company entered into a marketing and distribution agreement whereby the Company shall pay a third party 1,000,000 shares of its common stock, 300,000 warrants with six month term, and $50,000 in cash in exchange for services.

HealthRite

During April, 2012, the Company’s sales arrangement with Healthrite ceased.

YOU MAY RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THESE SHARES OF THE COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.
Dealer Prospectus Delivery Obligation. Until ___________________, 2013; all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We will pay all expenses in connection with the registration and sale of the common stock by the selling stockholders, who may be deemed to be an underwriter in connection with their offering of shares.  The estimated expenses of issuance and distribution are set forth below:

Registration Fees	Approximately	$682
Transfer Agent Fees	Approximately	2,000
Costs of Printing and Engraving	Approximately	1,000
Legal Fees	Approximately	40,000
Accounting and Audit Fees	Approximately	1,500
Total		$45,182

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article 10 of our Articles of Incorporation provides that the corporation shall indemnify its directors, officers, employees, fiduciaries and agents to the fullest extent permitted under the Nevada Revised Statutes.

Article VII of our bylaws provides that the corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to an proceeding by reason of the fact that such person is or was a director, officer, employee, or other agent of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding, if that person acted in good faith and in  matter that person reasonably believed to be in the best interests of the corporation, and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of that person was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

RECENT SALES OF UNREGISTERED SECURITIES

On February 16, 2012, in accordance with the Share Exchange Agreement whereby we acquired Healthcare Distribution Specialists, LLC, we issued 200,000,000 restricted shares of common stock, par value $0.001 per share, and 3,000,000 shares of Class A Preferred Stock, par value $0.001 per share, to Mackie Barch, and 50,000,000 restricted shares of common stock, par value $0.001 per share, to Whetu, Inc.  The issuances were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the investors were accredited and had the opportunity to meet with and ask questions of management.

On March 1, 2012, we issued a 10% convertible note in with an original principal amount of $200,000 (the “Note”) to one investor.  The Note provides for an interest rate of ten percent (10%) and matures on March 1, 2014.  The Note is convertible into shares of our common stock, par value $0.001, based on a conversion price that is equal to a twenty percent (20%) discount to the average market price over a ten (10) day period immediately prior to the conversion date.  The issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the investor was accredited and had the opportunity to meet with and ask questions of management.

On April 5, 2012, we entered into a Convertible Promissory Note in the principal amount up to $700,000.  The note evidences mutually agreed upon draw downs between the holder and us.  The note bears interest at the rate of 10% per annum, and is convertible into our common stock, at the election of the Holder, at a conversion price equal to 80% of three day average closing bid price of our common stock prior to the conversion.  On May 10, 2012, we entered into a First Amendment to Convertible Promissory Note, increasing the principal amount up to $1,275,000.  As of May 11, 2012, the outstanding principal balance under the Note is $1,050,000.  The issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, the investor was accredited, familiar with our operations, and there was no solicitation.

On October 12, 2012, we issued 3,048,781 shares of our common stock, restricted in accordance with Rule 144, to TCA Global Credit Master Funds, LP as a commitment fee in connection with a Senior Secured Revolving Credit Facility.  The issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, the investor was accredited, and there was no solicitation in connection with the offering.

On December 12, 2012, we (i) issued 3,030,302 shares of our common stock to TCA Global Credit Master Fund, LP as a commitment fee in connection with the Committed Equity Facility, (ii) issued 4,545,455 shares of our common stock to TCA as a commitment fee in connection with Senior Secured Revolving Credit Facility, and (iii) committed to issue up to Seven Million Five Hundred Thousand Dollars ($7,500,000) worth of our common stock pursuant to the Committed Equity Facility.  The issuances were exempt from registration pursuant to Rule 506 of Regulation D promulgated under the Securities Act of 1933, the investor was accredited, and there was no solicitation in connection with the offering.

EXHIBITS

2.1 (24)	Amended and Restated Asset Acquisition Agreement between Amerisure Pharmaceuticals, LLC and Global Nutritional Research, LLC

2.2 (7)	Share Exchange Agreement with Healthcare Distribution Specialists, LLC dated February 13, 2012

2.3 (38)	Stock Purchase Agreement with Bryce Rx Laboratories, Inc. dated December 13, 2012

3.1 (1)	Amended and Restated Articles of Incorporation of Sunpeaks Ventures, Inc.

3.2 (2)	Bylaws of Sunpeaks Ventures, Inc.

3.3 (3)	Certificate of Amendment to Articles of Incorporation

4.1 (26)	Sunpeaks Ventures, Inc. 2012 Omnibus Stock Grant and Option Plan

4.2 (27)	Sunpeaks Ventures, Inc. Form of Non Statutory Stock Option Agreement

5.1	Legal Opinion of The Lebrecht Group, APLC

10.1 (4)	Unsecured Promissory Note issued to Whetu, Inc. dated July 13, 2011

10.2 (23)	Promissory Note to EagleBank dated August 4, 2011

10.3 (5)	Settlement Agreement and General Mutual Release with Scott Beaudette dated February 13, 2012

10.4 (6)	Settlement Agreement and General Mutual Release with Carrillo Huettel, LLP dated February 13, 2012

10.5 (22)	Settlement Agreement and General Mutual Release with Whetu, Inc. dated February 13, 2012

10.6 (8)	Management Agreement with Mackie Barch dated February 13, 2012

10.7 (25)	Endorsement Agreement with Paul Silas dated February 10, 2012

10.8 (9)	Lease Agreement dated March 9, 2011

10.9 (10)	Distribution Agreement with Mega Brand Group dated May 28, 2012

10.10 (11)	Marketing and Distribution Agreement with Asian American Convenience Store Association dated March 30, 2012

10.11 (12)	Convertible Promissory Note to Lysander Overseas, Inc. dated April 5, 2012

10.12 (13)	Pass-Through Sponsorship Letter Agreement with Trail Blazers, Inc. dated April 2, 2012

10.13 (14)	Binding Letter of Commitment with Philadelphia Soul

10.14 (15)	Advertising and Promotion Agreement with Arizona Cardinals

10.15 (16)	Finding Letter of Commitment with Sovereign Talent Group, Inc.

10.16 (17)	Binding Letter of Commitment with Walgreens and Dayton Professional Baseball Club, LLC dated April 18, 2012

10.17 (18)	Agreement with CBS Radio dated April 26, 2012

10.18 (19)	Agreement with Pulse Advertising LLC dated May 2, 2012

10.19 (20)	Marketing and Sponsorship Agreement with Hurricane Sports Properties, LLC dated May 1, 2012

10.20 (21)	First Amendment to Convertible Promissory Note to Lysander Overseas, Inc. dated May 10, 2012

10.21 (28)	Employment Agreement with Mackie Barch dated October 9, 2012

10.22 (29)	Senior Secured Revolving Credit Facility Agreement with TCA Global Credit Master Fund, LP dated September 30, 2012

10.23 (30)	Revolving Promissory Note with TCA Global Credit Master Fund, LP dated September 30, 2012

10.24 (31)	Security Agreement (Sunpeaks Ventures, Inc.) with TCA Global Credit Master Fund, LP dated September 30, 2012

10.25 (32)	Security Agreement (Healthcare Distribution Specialists, LLC) with TCA Global Credit Master Fund, LP dated September 30, 2012

10.26 (33)	Committed Equity Facility Agreement with TCA Global Credit Master Fund LP dated November 30, 2012

10.27 (34)	Registration Rights Agreement with TCA Global Credit Master Fund LP dated November 30, 2012

10.28 (35)	Amendment No. 1 to Senior Secured Revolving Credit Facility Agreement with TCA Global Credit Master Fund, LP dated November 30, 2012

10.29 (36)	Amended and Restated Revolving Promissory Note with TCA Global Credit Master Fund, LP dated November 30, 2012

10.30 (37)	Irrevocable Transfer Agent Instruction

10.31 (39)	Robert Giuliano Employment Agreement dated December 13, 2012

10.32 (40)	Restrictive Covenant Agreement with Robert Giuliano and Bryce Rx Laboratories, Inc. dated February 13, 2012

10.33 (41)	Walgreen Co. General Trade and Electronic Data Interchange Agreement dated December 6, 2012

21	Subsidiaries of the Registrant

23.1	Consent of M&K CPAS, PLLC

23.2	Consent of The Lebrecht Group, APLC (included in Exhibit 5.1)

99.1	Pro Forma Financial Information

(1)	Incorporated by reference from Exhibit 3.1 to our Current Report on Form 8-K filed with the Commission on November 4, 2011.
(2)	Incorporated by reference from Exhibit 3.2 to our Registration Statement on Form S-1 filed with the Commission on September 18, 2009.
(3)	Incorporated by reference from Exhibit 3.1 to our Current Report on Form 8-K filed with the Commission on January 14, 2013.
(4)	Incorporated by reference from Exhibit 10.7 to our Current Report on Form 8-K filed with the Commission on February 17, 2012.
(5)	Incorporated by reference from Exhibit 10.8 to our Current Report on Form 8-K filed with the Commission on February 17, 2012.
(6)	Incorporated by reference from Exhibit 10.9 to our Current Report on Form 8-K filed with the Commission on February 17, 2012.
(7)	Incorporated by reference from Exhibit 10.10 to our Current Report on Form 8-K filed with the Commission on February 17, 2012.
(8)	Incorporated by reference from Exhibit 10.12 to our Current Report on Form 8-K filed with the Commission on February 17, 2012.
(9)	Incorporated by reference from Exhibit 10.13 to our Current Report on Form 8-K filed with the Commission on February 17, 2012.
(10)	Incorporated by reference from Exhibit 10.1 to our Current Report on Form 8-K filed with the Commission on April 6, 2012.
(11)	Incorporated by reference from Exhibit 10.2 to our Current Report on Form 8-K filed with the Commission on April 6, 2012.
(12)	Incorporated by reference from Exhibit 10.1 to our Current Report on Form 8-K filed with the Commission on April 11, 2012.
(13)	Incorporated by reference from Exhibit 10.2 to our Current Report on Form 8-K filed with the Commission on April 11, 2012.
(14)	Incorporated by reference from Exhibit 10.1 to our Current Report on Form 8-K filed with the Commission on April 18, 2012.
(15)	Incorporated by reference from Exhibit 10.2 to our Current Report on Form 8-K filed with the Commission on April 18, 2012.
(16)	Incorporated by reference from Exhibit 10.1 to our Current Report on Form 8-K filed with the Commission on April 24, 2012.
(17)	Incorporated by reference from Exhibit 10.1 to our Current Report on Form 8-K filed with the Commission on April 25, 2012.
(18)	Incorporated by reference from Exhibit 10.1 to our Current Report on Form 8-K filed with the Commission on May 2, 2012.
(19)	Incorporated by reference from Exhibit 10.1 to our Current Report on Form 8-K filed with the Commission on May 4, 2012.
(20)	Incorporated by reference from Exhibit 10.1 to our Current Report on Form 8-K filed with the Commission on May 11, 2012.
(21)	Incorporated by reference from Exhibit 10.1 to our Current Report on Form 8-K filed with the Commission on May 16, 2012.
(22)	Incorporated by reference from Exhibit 10.11 to our Current Report on Form 8-K filed with the Commission on July 27, 2012.
(23)	Incorporated by reference from Exhibit 10.14 to our Current Report on Form 8-K filed with the Commission on July 27, 2012.
(24)	Incorporated by reference from Exhibit 10.15 to our Current Report on Form 8-K filed with the Commission on July 27, 2012.
(25)	Incorporated by reference from Exhibit 10.1 to our Current Report on Form 8-K/A filed with the commission on August 3, 2012.
(26)	Incorporated by reference from Exhibit 4.1 to our Registration Statement on Form S-8 filed with the commission on August 3, 2012.
(27)	Incorporated by reference from Exhibit 4.2 to our Registration Statement on Form S-8 filed with the commission on August 3, 2012.
(28)	Incorporated by reference from Exhibit 10.1 to our Current Report on Form 8-K filed with the Commission on October 12, 2012.
(29)	Incorporated by reference from Exhibit 10.1 to our Current Report on Form 8-K filed with the Commission on October 17, 2012.
(30)	Incorporated by reference from Exhibit 10.2 to our Current Report on Form 8-K filed with the Commission on October 17, 2012.
(31)	Incorporated by reference from Exhibit 10.3 to our Current Report on Form 8-K filed with the Commission on October 17, 2012.

(32)	Incorporated by reference from Exhibit 10.4 to our Current Report on Form 8-K filed with the Commission on October 17, 2012.
(33)	Incorporated by reference from Exhibit 10.1 to our Current Report on Form 8-K filed with the Commission on December 17, 2012.
(34)	Incorporated by reference from Exhibit 10.2 to our Current Report on Form 8-K filed with the Commission on December 17, 2012.
(35)	Incorporated by reference from Exhibit 10.3 to our Current Report on Form 8-K filed with the Commission on December 17, 2012.
(36)	Incorporated by reference from Exhibit 10.4 to our Current Report on Form 8-K filed with the Commission on December 17, 2012.
(37)	Incorporated by reference from Exhibit 10.5 to our Current Report on Form 8-K filed with the Commission on December 17, 2012.
(38)	Incorporated by reference from Exhibit 2.1 to our Current Report on Form 8-K filed with the Commission on December 19, 2012.
(39)	Incorporated by reference from Exhibit 10.1 to our Current Report on Form 8-K filed with the Commission on December 19, 2012.
(40)	Incorporated by reference from Exhibit 10.2 to our Current Report on Form 8-K filed with the Commission on December 19, 2012.
(41)	Incorporated by reference from Exhibit 10.1 to our Current Report on Form 8-K filed with the Commission on January 3, 2013.

Undertakings

A.       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

B.	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Section 230.424(b) of Regulation S-K) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B (§230.430B of this chapter):

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (§230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

(i)
The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(A)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(B)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(C)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(D)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, in the City of Newport Beach, State of California.

Pharmagen, Inc.

Dated: January 25, 2013	/s/ Mackie Barch
By: Mackie Barch
Its: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.

Dated: January 25, 2013	/s/ Mackie Barch
By: Mackie Barch, Chairman of the Board and Chief Executive Officer

Dated: January 25, 2013	/s/ Eric Clarke
By: Eric Clarke, Chief Financial Officer and Chief Accounting Officer